SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Financial Statements

at December 31, 2015

and Independent Auditors' Report

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of  Braskem S.A and its subsidiaries at December 31,2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers

Auditores Independentes

Salvador, Brazil, February 17, 2016

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2015	2014

Current assets
Cash and cash equivalents	5	7,439,723	3,993,359
Financial investments	6	1,172	89,729
Trade accounts receivable	7	2,735,144	2,692,612
Inventories	8	5,517,206	5,368,146
Taxes recoverable	10	1,272,004	2,129,837
Dividends and interest on capital		1,998
Prepaid expenses		166,170	99,469
Related parties	9	10,507	66,616
Derivatives operations	16.2	53,662	33,555
Other receivables		300,901	287,876

		17,498,487	14,761,199

Non-current assets
Financial investments	6	46,193	42,494
Trade accounts receivable	7	19,822	25,050
Advances to suppliers	8	135,046	68,988
Taxes recoverable	10	1,304,056	1,045,428
Deferred income tax and social contribution	19	3,226,507	870,206
Judicial deposits		277,093	230,945
Related parties	9	144,633	138,501
Insurance claims		63,199	143,932
Derivatives operations	16.2	12,280	39,350
Other receivables		298,057	91,905
Investments in subsidiaries and jointly-controlled investments	11	82,290	120,024
Other investments		4,064	6,511
Property, plant and equipment	12	33,961,963	29,001,490
Intangible assets	13	2,887,604	2,835,728

		42,462,807	34,660,552

Total assets		59,961,294	49,421,751

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2015	2014

Current liabilities
Trade payables		11,698,695	10,852,410
Borrowings	14	1,968,540	1,418,542
Project finance	15	302,266	26,462
Derivatives operations	16.2	57,760	95,626
Payroll and related charges		605,059	533,373
Taxes payable	17	744,660	203,392
Dividends		753,668	215,888
Advances from customers		119,680	99,750
Sundry provisions	20	93,942	88,547
Post-employment benefits	21		336,357
Other payables	22	337,959	212,945

		16,682,229	14,083,292

Non-current liabilities
Trade payables		57,148
Borrowings	14	25,370,260	18,918,021
Project finance	15	11,975,167	7,551,033
Derivatives operations	16.2	1,184,741	594,383
Taxes payable	17	26,716	30,699
Ethylene XXI Project Loan	18	1,538,784	792,188
Deferred income tax and social contribution	19	731,241	603,490
Post-employment benefits	21	154,707	69,176
Advances from customers		31,116	88,402
Sundry provisions	20	653,972	505,677
Other payables	22	217,502	291,040

		41,941,354	29,444,109

Shareholders' equity	24
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		2,882,019	736,180
Other comprehensive income		(9,085,256)	(2,924,057)
Treasury shares		(49,819)	(48,892)

Total attributable to the Company's shareholders		2,022,596	6,038,883

Non-controlling interest in Braskem Idesa		(684,885)	(144,533)

		1,337,711	5,894,350

Total liabilities and shareholders' equity		59,961,294	49,421,751

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings per share

	Note	2015	2014	2013

Net sales revenue	26	47,282,996	46,031,389	40,969,490
Cost of products sold		(36,902,086)	(40,057,341)	(35,820,761)

Gross profit		10,380,910	5,974,048	5,148,729

Income (expenses)
Selling and distribution		(1,122,012)	(1,155,800)	(1,000,749)
General and administrative		(1,325,342)	(1,210,124)	(1,077,934)
Research and development		(176,431)	(138,441)	(115,812)
Results from equity investments	11(c)	2,219	3,929	(3,223)
Other operating income (expenses), net	28	(707,153)	95,596	(211,090)

Operating profit		7,052,191	3,569,208	2,739,921

Financial results	29
Financial expenses		(4,193,533)	(2,745,864)	(2,549,111)
Financial income		1,701,027	355,221	773,138

		(2,492,506)	(2,390,643)	(1,775,973)

Profit before income tax and social contribution		4,559,685	1,178,565	963,948

Current and deferred income tax and social contribution	19	(1,660,905)	(452,264)	(456,910)
		(1,660,905)	(452,264)	(456,910)

Profit for the year		2,898,780	726,301	507,038

Attributable to:
Company's shareholders		3,140,311	864,064	509,697
Non-controlling interest in Braskem Idesa		(241,531)	(137,763)	(2,659)

Profit for the year		2,898,780	726,301	507,038

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of comprehensive income Years ended December 31 All amounts in thousands of reais	Continued

	Note	2015	2014	2013

Profit for the year		2,898,780	726,301	507,038

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(686,991)	(352,700)	(127,520)
Income tax and social contribution		228,415	116,532	40,120
Fair value of cash flow hedge from jointly-controlled		2,295
		(456,281)	(236,168)	(87,400)

Exchange variation of foreign sales hedge - Parent company	16.3(a.i)	(8,437,079)	(2,119,069)	(2,303,540)
Income tax and social contribution on exchange variation - Parent company		2,868,607	720,483	783,204
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	(1,589,544)	(656,783)
Income tax on exchange variation - Braskem Idesa		476,518	197,035
		(6,681,498)	(1,858,334)	(1,520,336)

Foreign subsidiaries currency translation adjustment		644,308	147,453	221,270

Total		(6,493,471)	(1,947,049)	(1,386,466)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial (loss) gain		(849)		169

Total		(849)		169

Total comprehensive loss for the year		(3,595,540)	(1,220,748)	(879,259)

Attributable to:
Company's shareholders		(2,992,686)	(939,099)	(890,241)
Non-controlling interest in Braskem Idesa		(602,854)	(281,649)	10,982

Total comprehensive loss for the year		(3,595,540)	(1,220,748)	(879,259)

		Basic and diluted
	Note	2015	2014	2013
Profit per share attributable to the shareholders of the Company
at the end of the year (R$)	25
Earnings per share - common		3.9474	1.0857	0.6403
Earnings per share - preferred shares class "A"		3.9474	1.0857	0.6403
Earnings per share - preferred shares class "B"		0.6065	0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

	Attributed to shareholders' interest
			Revenue reserves						Total
					Additional	Other			Braskem	Non-controlling	Total
		Capital	Legal	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Capital	reserve	reserve	of profits	proposed	income	shares	earnings	interest	Braskem Idesa	equity
At December 31, 2012	8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the year:
Profit for the year								509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes						(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes						(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment						205,249			205,249	16,021	221,270
						(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes						(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes						(967)		967
Actuarial gain with post-employment benefits, net of taxes						169			169		169
						(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses		(565,549)						565,549
Capital loss from non-controlling interest in Braskem Idesa										38,321	38,321
Loss on interest in subsidiary						(1,961)			(1,961)		(1,961)
Legal reserve			26,895					(26,895)
Mandatory minimum dividends								(127,751)	(127,751)		(127,751)
Additional dividends proposed					354,842			(354,842)
Retained earnings				28,412				(28,412)
		(565,549)	26,895	28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013	8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the year:
Profit for the year								864,064	864,064	(137,763)	726,301
Exchange variation of foreign sales hedge, net of taxes						(1,743,396)			(1,743,396)	(114,938)	(1,858,334)
Fair value of cash flow hedge, net of taxes						(204,647)			(204,647)	(31,521)	(236,168)
Foreign currency translation adjustment						144,880			144,880	2,573	147,453
						(1,803,163)		864,064	(939,099)	(281,649)	(1,220,748)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes						(27,238)		27,238
Realization of deemed cost of jointly-controlled investment, net of taxes						(965)		965
						(28,203)		28,203

Contributions and distributions to shareholders:
Prescribed dividends								682	682		682
Additional dividends approved by the General Meeting					(354,842)				(354,842)		(354,842)
Legal reserve			44,647					(44,647)
Mandatory minimum dividends								(212,076)	(212,076)		(212,076)
Additional dividends proposed					270,517			(270,517)
Retained earnings				365,709				(365,709)
			44,647	365,709	(84,325)			(892,267)	(566,236)		(566,236)

At December 31, 2014	8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of changes in equity All amounts in thousands of reais	Continued

		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	earnings	interest	Braskem Idesa	equity
At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the year:
Profit for the year									3,140,311	3,140,311	(241,531)	2,898,780
Exchange variation of foreign sales hedge, net of taxes							(6,403,241)			(6,403,241)	(278,257)	(6,681,498)
Fair value of cash flow hedge, net of taxes							(438,629)			(438,629)	(17,652)	(456,281)
Foreign currency translation adjustment							709,722			709,722	(65,414)	644,308
							(6,132,148)		3,140,311	(2,991,837)	(602,854)	(3,594,691)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes							(966)		966
Actuarial loss with post-employment benefits, net of taxes							(849)			(849)		(849)
							(29,051)		28,202	(849)		(849)

Contributions and distributions to shareholders:
Capital increase											62,502	62,502
Repurchase of treasury shares	24(b)							(927)		(927)		(927)
Prescribed dividends									479	479		479
Additional dividends approved by the General Meeting						(270,517)				(270,517)		(270,517)
Legal reserve	24(f.1)			158,450					(158,450)
Proposed dividends	24(f.1)					247,364			(1,000,000)	(752,636)		(752,636)
Retained earnings	24(f.1)				2,010,542				(2,010,542)
				158,450	2,010,542	(23,153)		(927)	(3,168,513)	(1,023,601)	62,502	(961,099)

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(49,819)		2,022,596	(684,885)	1,337,711

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Note	2015	2014	2013

Profit before income tax and social contribution			4,559,685	1,178,565	963,948

Adjustments for reconciliation of profit
Depreciation, amortization and depletion			2,114,929	2,056,362	2,056,088
Results from equity investments		11(c)	(2,219)	(3,929)	3,223
Interest and monetary and exchange variations, net			3,249,558	1,560,734	979,242
Gain from divestment in subsidiary		28		(277,338)
Other			130,758	9,805	9,175

			10,052,711	4,524,199	4,011,676

Changes in operating working capital
Held-for-trading financial investments			118,929	(19,057)	97,693
Trade accounts receivable			(38,586)	144,087	(492,851)
Inventories			(161,419)	(270,351)	(927,435)
Taxes recoverable			831,507	486,082	(448,378)
Prepaid expenses			(66,701)	(36,472)	(8,915)
Other receivables			(132,865)	27,832	(27,019)
Trade payables			(2,205,683)	(419,476)	742,649
Taxes payable			221,371	(539,262)	(127,443)
Advances from customers			(37,356)	(261,886)	6,344
Sundry provisions			153,690	38,674	139,858
Other payables			708,267	677,071	307,603

Cash from operations			9,443,865	4,351,441	3,273,782

Interest paid			(1,034,811)	(356,333)	(710,297)
Project finance - transactions costs paid			(51,355)	(65,098)	(50,866)
Income tax and social contribution paid			(232,302)	(138,144)	(54,828)

Net cash generated by operating activities			8,125,397	3,791,866	2,457,791

Proceeds from the sale of fixed assets			1,282	10,646	2,576
Proceeds from the sale of investments		1(a)		315,000	689,868
Cash effect of discontinued operations					9,985
Acquisitions of investments in subsidiaries and associates				(55)	(86)
Acquisitions to property, plant and equipment	(i)	12(a)	(4,057,123)	(5,301,778)	(5,656,440)
Acquisitions of intangible assets		13	(20,106)	(30,269)	(25,748)
Held-for-maturity financial investments			2,441	29,380	25,645

Net cash used in investing activities			(4,073,506)	(4,977,076)	(4,954,200)

Short-term and long-term debt
Obtained borrowings			5,481,546	6,174,678	6,317,022
Payments of borrowings			(6,087,217)	(6,692,638)	(7,300,718)
Project finance		15
Obtained funds			1,501,939	1,894,507	4,562,343
Payments			(510,715)
Non-controlling interests in Braskem Idesa					35,628
Dividends paid			(482,117)	(482,147)	(35)
Repurchase of treasury shares			(927)

Net cash provided by (used in) financing activities			(97,491)	894,400	3,614,240

Exchange variation on cash of foreign subsidiaries			(508,036)	(51,690)	(69,594)

Increase (decrease) in cash and cash equivalents			3,446,364	(342,500)	1,048,237

Represented by
Cash and cash equivalents at the beginning for the year			3,993,359	4,335,859	3,287,622
Cash and cash equivalents at the end for the year			7,439,723	3,993,359	4,335,859

Increase (decrease) in cash and cash equivalents			3,446,364	(342,500)	1,048,237

(i) Includes capitalized financial charges paid: 2015 - R$786,063 (2014 - R$623,162 and 2013 - R$362,528).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem or “Company”) is a public company headquartered in the city of Camaçari, Bahia (“BA”), which jointly with its subsidiaries, operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), Bahia (“BA”), Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany, in the cities of Wesseling and Schkopau. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the Company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315,000. On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of its operations to OA, upon the recognition of a gain (“Other operating income (expenses), net”) of R$277,338.

(b)               Naphtha agreement with Petrobras

On December 23, 2015, Braskem and Petrobras entered into a new agreement for the annual supply of 7 million tons of petrochemical naphtha for five years as of December 23, 2015 (Note 9).

2                    Summary of significant accounting policies

The principal accounting policies applied consistently in the preparation of these financial statements are described in the notes of the items on which they have impacts.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The issue of these financial statements was authorized by the Executive Director on February 16, 2016.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2.1.1        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

All the financial statements’ relevant information are properly supported and correspond to the information used by Management in the Company’s management.

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following entities:

		Total and voting interest - %

		Headquarters	2015	2014	2013
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")		Brazil	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	(i)	Chile			100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(ii)	Brazil		100.00	100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00	100.00
Braskem Holanda		Netherlands	100.00	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00
Braskem Participações S.A. ("Braskem Participações")	(ii)	Brazil		100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iii)	Spain		100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00	100.00
Braskem Qpar S.A. ("Braskem Qpar")	(i)	Brazil			100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(iv)	Uruguay		100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(ii)	Brazil		100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00	100.00

(i) Merged in December 2014.
(ii) Merged in February 2015.
(iii) Dissolved in September 2015.
(iv) Dissolved in March 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

2.2              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real.

(b)               Functional currency other than the Brazilian real

Some subsidiaries have a different functional currency from that of the Braskem S.A., as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance		Euro
Braskem America, Braskem America Finance, Braskem Holanda Finance, Braskem Holanda Inc e Braskem México Sofom		U.S.dollar
Braskem Holanda	(i)	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México e Braskem México Serviços	(ii)	Mexican peso

(i)                   Two events determined the change of the functional currency of the subsidiary Braskem Holanda from Brazilian real to U.S. dollar as of 2015. The first was the definition of Braskem Holanda as the party responsible for the purchase and sale of naphtha and basic petrochemicals produced by Braskem in the export markets, which is fully made in U.S. dollar, with its own administrative and commercial structure. The second event was the creation of two wholly-owned subsidiaries of Braskem Holanda to raise funds in the international financial market and transfer these funds to the Braskem S.A. and its subsidiaries in Brazil and abroad. These financial transactions are conducted in U.S. dollar. Thus, Management decided to change prospectively the functional currency of Braskem Holanda as of January 1, 2015. Assets, liabilities, capital and other items comprising the shareholders’ equity of Braskem Holanda whose functional currency was the Brazilian real on December 31, 2014 were converted into U.S. dollar at a fixed exchange rate of US$1 to R$2.6562 on December 31, 2014.

(ii)                 Braskem Idesa will go operational in 2016. Due to the impact of this operation on the local market, the Management will evaluate during this first year of operation if the Mexican peso should, in fact, continue to be the functional currency of this subsidiary.

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate at December 31			Average rate
	2015	2014	Variation	2015	2014	2013	Variation
U.S. dollar - Brazilizan real	3.9048	2.6562	47.01%	3.3387	2.3547	2.1605	41.79%
U.S. dollar - Mexican peso	17.3700	14.7180	18.02%	15.8846	13.3113	12.7692	19.33%
U.S. dollar - Euro	0.9187	0.8231	11.61%	0.9019	0.7545	0.7532	19.55%

2.3              New or revised pronouncements that are not yet effective

IFRS 9 – “Financial instruments” – this pronouncement was issued by IASB in July 2014 to address the classification and measurement, impairment and hedge accounting, all in a single document. The main amendment refers to the change in the calculation and disclosure methodology of the allowance for doubtful accounts due to the adoption of the concept of provision for expected loss instead of incurred loss. In addition, the Company will evaluate if its receivables have a significant financial component and therefore define whether the simplified or general method to calculate the provision will be adopted. This standard should be adopted as from 2018.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

IFRS 15 – “Revenue from contracts with customers” – this pronouncement was issued by IASB in May 2014 and addresses the recognition of revenue from contracts with customers. The Company assessed its contracts and, considering the changes to the standard, concluded that it is not expected to materially impact its financial statements. This standard will be adopted as from January 2018.

IFRS 16 – “Leases” – the new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. This standard will be adopted as from January 2019. Management is yet to assess IFRS 16's full impact.

3                    Application of critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts, fair-value adjustment of inventories and provision for repairing environmental damage.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1              Deferred income tax and social contribution

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually submitted to the Board of Directors for approval. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, price of inputs, gross domestic product, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, historical performance of the Company and its capacity to generate taxable income, internal programs focused on operational efficiency, and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are normally reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. This review may take place during the year in case of possible non-recurring events.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	(%)
	2015	2014
Buildings and improvements	3.42	3.38
Machinery, equipment and installations	8.42	7.29
Mines and wells	8.89	8.83
Furniture and fixtures	10.48	10.82
IT equipment	20.55	20.15
Lab equipment	9.80	9.59
Security equipment	9.91	9.79
Vehicles	19.09	19.91
Other	18.98	18.19

3.4              Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the reporting date of each of its financial statements, the Company conducts an analysis to determine the existence of any indication that the book balance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The assets are allocated to the Cash Generating Units (“CGU”) as follows:

Basic Petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of BA;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of RS;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of RJ and SP;

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the assets of the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

International businesses operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Europe: represented by assets of PP plants located in Germany;

Chemical Distribution operating segment:

•           Represented by assets of the subsidiaries Quantiq and IQAG.

In 2016, the Company will report a new operating segment from the beginning of the industrial operations of the subsidiary Braskem Idesa.

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2016 to 2020, perpetuity is also calculated based on the long-term vision. Note that real growth is not considered for the calculation of perpetuity. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The goodwill allocated to the Polyolefins operating segment (Note 13 (a)) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB South CGU and to the Vinyls operating segment (Note 13(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

3.5              Provisions and contingent liabilities

Existing contingent liabilities and provisions are mainly related to litigation in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 23). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 20). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

3.6              Hedge accounting

The Company designated liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important assumptions and judgments: (i) the performance of exports according to its business plan (Note 3.1), which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy. In addition to the ability to refinance its U.S. dollar liabilities, the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 16). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

4                    Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 16.5.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities (naphtha, PE, PP, PVC and etc.) and, in general, seeks to transfer the variations caused by fluctuations in market prices.

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the functional currency (Brazilian real, Mexican peso and Euro) and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s Financial Policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2015, Braskem prepared a sensitivity analysis for its exposure to the risks of fluctuation in the U.S. dollar, as informed in Note 16.5.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In 2014 and 2015, Braskem held swap contracts (Note 16.2.1) in which it: receives the pre-contractual rate and pays the CDI overnight rate; and (b.ii.i) receives Libor and pays a fixed rate.

On December 31, 2015, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as disclosed in Notes 16.5(b.1) and (b.2).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2015, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 34% of the amounts held in “Cash and cash equivalents” (Note 5) are contemplated by these agreements, whose related liabilities are accounted for under “Borrowings” (Note 14). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2015, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 7).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions in the amounts of: (i) US$750 million, up to December 2019; and (ii) US$500 million up to September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2015, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

		Maturity
		Until	Between one and	Between three and	More than
		one year	three years	five years	five years	Total

Trade payables		11,900,747	57,148			11,957,895
Borrowings		2,073,046	5,205,794	8,169,825	28,311,338	43,760,003
Project finance		335,321	1,720,628	2,291,048	11,963,813	16,310,810
Derivatives		57,760	(6,497)	1,191,238		1,242,501
Ethylene XXI Project Loan					1,538,784	1,538,784
Other payables	(i)	112,533	160,761			273,294
At December 31, 2015		14,479,407	7,137,834	11,652,111	41,813,935	75,083,287

(i)         Amounts payable to BNDES Participações S.A. (“BNDESPAR”) (Note 22).

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

5                    Cash and cash equivalents

		2015	2014

Cash and banks	(i)	873,966	227,237
Cash equivalents:
Domestic market		2,428,995	2,253,648
Foreign market	(i)	4,136,762	1,512,474
Total		7,439,723	3,993,359

(i)         On December 31, 2015, it includes cash and banks of R$96,830 (R$26,830 in 2014) and cash equivalents of R$37,809 (R$307,034 in 2014) of the subsidiary Braskem Idesa, available for use in its project (Note 11(d.i)).

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the FIM Jupiter fund. Cash equivalents abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

6                    Financial investments

		2015	2014
Held-for-trading
Investments in FIM Sol			85,573
Other		1,172	4,155
Held-to-maturity
Quotas of investment funds in credit rights		46,193	42,495
Investments in foreign currency	(i)		399,005
Compensation of investments in foreign currency	(i)		(399,005)
Total		47,365	132,223

In current assets		1,172	89,729
In non-current assets		46,193	42,494
Total		47,365	132,223

(i)    Braskem Holanda had a balance of financial investments that was offset by an export prepayment agreement of the Braskem S.A., in the amount of US$150,000, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. These operations were settled in May 2015.

7                    Trade accounts receivable

The Company’s collection period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

	2015	2014
Consumers
Domestic market	1,439,133	1,523,458
Foreign market	1,643,807	1,517,035
Allowance for doubtful accounts	(327,974)	(322,831)
Total	2,754,966	2,717,662

In current assets	2,735,144	2,692,612
In non-current assets	19,822	25,050
Total	2,754,966	2,717,662

The breakdown of trade accounts receivable by maturity is as follows:

	2015	2014

Accounts receivables not past due	2,466,098	2,256,932
Past due securities:
Up to 90 days	309,585	531,966
91 to 180 days	52,757	45,271
As of 180 days	254,500	206,324
	3,082,940	3,040,493
Allowance for doubtful accounts	(327,974)	(322,831)
Total customers portfolio	2,754,966	2,717,662

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The changes in the balance of the allowance for doubtful accounts are presented below:

	2015	2014	2013

Balance of provision at the beginning of the year	(322,831)	(282,753)	(256,884)
Provision in the year	(51,368)	(81,078)	(27,333)
Write-offs	46,225	41,000	23,250
Transfers of non-current assets held for sale			(21,786)
Balance of provision at the end of the year	(327,974)	(322,831)	(282,753)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from subsidiaries are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

8                    Inventories

	2015	2014

Finished goods	3,928,446	3,681,204
Raw materials, production inputs and packaging	1,008,217	1,067,512
Maintenance materials	289,568	247,327
Advances to suppliers	315,234	346,885
Imports in transit and other	110,787	94,206
Total	5,652,252	5,437,134

In current assets	5,517,206	5,368,146
In non-current assets	135,046	68,988
Total	5,652,252	5,437,134

Inventories are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower (market value).

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

A portion of the final inventory of finished products and raw materials was adjusted to fair value, since its value was lower than the cost of production/acquisition. This adjustment totaled R$2,875 (R$83,265 in 2014). For this estimate, the Company considers the purchase/sale price projected for the period during which it expects to sell or consume the product. This period is determined based on the historical data for the turnover of the respective inventory.

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of raw materials.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

9                    Related parties

The Company carries out transactions among themselves and with other related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

Balance sheet for associated companies, jointly-controlled investment and related companies
						2015						2014
		Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet		subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries		Other	Total
Assets
Current
Trade accounts receivable		12,851		141,550	33,997	188,398	4,347		104,857		33,009	142,213
Inventories		138,619	(i)			138,619	108,929	(i)	123,377	(i)		232,306
Related parties				9,927	580	10,507	55		66,375		186	66,616
Other											4,535	4,535

Non-current
Advances to suppliers		58,443	(i)			58,443	68,988	(i)				68,988
Related parties
Intracompany loan				78,332		78,332			72,200			72,200
Other				66,301		66,301			66,301			66,301
Total assets		209,913		296,110	34,577	540,600	182,319		433,110		37,730	653,159

Liabilities
Current
Trade payables		284,973		1,400,485	2,011	1,687,469	459,412		1,497,675			1,957,087
Total liabilities		284,973		1,400,485	2,011	1,687,469	459,412		1,497,675			1,957,087

Transactions between associated companies, jointly-controlled investment and related companies
						2015						2014					2013
		Odebrecht and		Petrobras and			Odebrecht and		Petrobras and					Odebrecht and	Petrobras and
	Note	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries		Other	Total		subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products		64,093		1,620,335	475,836	2,160,264	82,750		1,817,056		326,586	2,226,392		23,707	1,369,882	344,625	1,738,214
Purchases of raw materials, finished goods
services and utilities		3,692,625	(ii)	12,488,618	108,688	16,289,931	3,631,198	(ii)	18,183,600		70,700	21,885,498		284,433	15,980,040	44,265	16,308,738
Financial income (expenses)				6,723		6,723			964			964			4,525		4,525
General and administrative expenses
Post-employment benefits	21.2.2				44,466	44,466					20,695	20,695				19,703	19,703
Gain from divestment of asset							277,338	(iii)				277,338	(iii)
Total transactions		3,756,718		14,115,676	628,990	18,501,384	3,991,286		20,001,620		417,981	24,410,887		308,140	17,354,447	408,593	18,071,180

(i) Amount related to advances to raw material suppliers.
(ii) It includes expenses for construction of subsidiary Braskem Idesa project, of which R$3,177,121 for 2015 (R$3,297,400 for 2014) (Note 15).
(iii) Amount related to divestment in subsidiary (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the purchase of raw materials that exceed R$ 5,000 per operation or R$ 15,000 altogether per year. This provision encompasses contracts between the Braskem S.A. and its subsidiaries and any of its common shareholders, directors of the Company, its Braskem S.A. or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporation Law, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders’ meeting.

The related parties that have significant relationship with the Company are as follows:

  Construtora Norberto Odebrecht S.A. (“CNO”): subsidiary of Odebrecht
  Odebrecht Ambiental S.A. (“OA”): subsidiary of Odebrecht
  Aquapolo Ambiental S.A. (“Aquapolo): subsidiary of Odebrecht Ambiental
  Cetrel S.A. (“Cetrel”): subsidiary of Odebrecht Ambiental
  Distribuidora de Água Camaçari S.A. (“UTA”): subsidiary of Odebrecht Ambiental
  Distribuidora de Águas Triunfo S.A. (“DAT”): subsidiary of Odebrecht Ambiental
  Petrobras: shareholder of Braskem
  Petrocoque S.A. Indústria e Comércio (“Petrocoque”): subsidiary of Petrobras
  Refinaria de Petróleo Rio Grandense S.A (“RPR”): jointly-controlled investment of Braskem
  Petrobras Transportes S.A. Transpetro (“Transpetro”): subsidiary of Petrobras

The main transactions with related parties, except subsidiaries of the Company, are summarized below:

•           Odebrecht and its subsidiaries:

(i)        In May 2014, an alliance agreement was signed with CNO for maintenance services at the industrial plants in Brazil with duration of four years and estimated total value of R$121 million;

(ii)      The lease agreement with CNO for the floors in the building where the offices of Braskem are located in São Paulo came into force as of January 1, 2014. The agreement is worth R$226 million and is valid through December 2028;

(iii)    An agreement was executed with CNO in September 2012 for the engineering, procurement and construction services of the subsidiary Braskem Idesa Project for an estimated value of US$3 billion and duration through 2015;

(iv)    In September 2009, the Company entered into an agreement with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) for the acquisition of 9.5 million m³/year of reuse water by the plants located in the São Paulo Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million;

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(v)      In October 2012, an agreement was executed with Cetrel for the acquisition of 4 million m³/year of reuse water by the plants located in the Industrial Complex of Camaçarí. The contract is worth an estimated R$120 million and is valid through April 2028;

(vi)    In March 2013, an agreement was executed with UTA for the acquisition of 14.5 million m³/year of industrial water by the plants located in the Industrial Complex of Camaçarí. The contract is worth an estimated R$2.2 billion and is valid through March 2043;

(vii)  In December 2013, an agreement was executed with DAT for the acquisition of 29 million m³/year of industrial water by the plants located in the Industrial Complex of Triunfo. The contract is worth an estimated R$2.9 billion and is valid through December 2053.

•           Petrobras and its subsidiaries:

(i)        Naphtha

On December 23, 2015, an agreement was executed with Petrobras for the purchase of 7 million tons/year of petrochemical naphtha for five years. This agreement includes commercial renegotiation rights for both parties as of the third year, in case of changes in certain market conditions. The established price is 102.1% of ARA international benchmark, which is the average price of inputs in the European ports of Amsterdam, Rotterdam and Antwerp.

(ii)      Naphtha (amendments to agreements)

On August 29, 2014, Braskem and Petrobras entered into a new amendment to the naphtha supply contract of 2009, which extended the original contract duration by 6 months (from September 1, 2014 to February 28, 2015). In this amendment, the naphtha pricing formula of the original contract was maintained. It was also established that, if a new long-term contract had been executed, the pricing formula in the new contract would be applied retroactively to any purchases made during the duration of the amendment. On the other hand, if a new long-term contract was not executed, the average price base negotiated between the parties would be valid throughout the duration of the amendment. After applying the average price scenario, it was determined that Braskem was entitled to a refund of R$242,917. This amount was recorded in the first quarter of 2015 under “Cost of goods sold” and settled in the second quarter of 2015.

On February 27, 2015, Braskem and Petrobras executed a new amendment valid through August 31, 2015, under the same conditions as in the previous amendment. The naphtha price formula stipulated in the original contract was maintained in this amendment, but if the parties did not sign a new long-term contract, a price adjustment would be applied based on the international naphtha benchmark. For this amendment, a pricing complement was determined for payment to Petrobras in the amount of R$18,486, registered in the second quarter of 2015 under "Cost of goods sold."

On September 1, 2015, Braskem and Petrobras signed a new agreement valid until October 31, 2015, under the same conditions as in the previous amendment. For this amendment, a refund for Braskem was calculated in the amount of R$64,434, registered in the fourth quarter of 2015 under "Cost of goods sold."

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

On October 30, 2015, Braskem and Petrobras signed a new amendment to the agreement for the supply of petrochemical naphtha up to December 15, 2015. The price practiced for the duration of this amendment was already definitive.

(iii)

Braskem has propylene purchase agreements with Petrobras for the plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910 thousand tons/year of propylene. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets;

(iv)

The Company has an agreement with Petrobras for the supply of: (i) 392.5 thousand tons/year of ethane, and 392.5 thousand tons/year of propane, valid through December 2020; (ii) 438.0 Nm³/year of HLR, valid through January 2020.  In addition, the Company had an agreement for the supply of 159.83 GWh/year of electricity, which was terminated in August 2015;

(v)	Since October 2015, Braskem has gasoline sales agreements with Petrobras with monthly duration;
(vi)

In January 2015, an amendment to the agreement with Petrobras for the supply of approximately 10.5 thousand ton/year of caustic soda was signed for the estimated total value of R$15 million and maturing in December 2015;

(vii)	In July 2015, an agreement was executed with Petrobras for the sale of 30 thousand m³ of aliphatic solvent was signed for R$72 million with duration up to March 2016;
(viii)

In April 2008, an agreement was executed with Petrocoque for the acquisition of 312.2 thousand tons/year of steam by the Polyethylene units. The contract is worth an estimated R$238.7 million and is valid through September 2019;

(ix)

In December 2012, an agreement was executed with RPR for the sale through spot trading of petroleum/condensate to Braskem was signed with Petrobras for an estimated amount of R$142 million. This agreement was terminated in September 2015;

(x)

In June 2015, an agreement was executed with Transpetro for the acquisition of naphtha and condensate handling and storage services by Braskem’s Basic Petrochemicals Unit, located in the Industrial Complex of Triunfo. The contract is worth an estimated R$16 million and is valid through June 2016.

(i)                 Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Income statement transactions	2015	2014	2013
Remuneration
Short-term benefits	46,562	35,963	35,380
Post-employment benefit	272	256	275
Long-term incentives		560	15
Total	46,834	36,779	35,670

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

10                Taxes recoverable

		2015	2014
Brazil
IPI		23,996	20,456
Value-added tax on sales and services (ICMS) - normal operations	(a)	403,842	413,066
ICMS - credits from PP&E		121,954	136,308
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	69,431	675,983
PIS and COFINS - credits from PP&E		230,030	244,194
Income tax and social contribution (IR and CSL)	(c)	944,863	692,723
REINTEGRA program	(d)	274,654	263,771
Federal supervenience	(e)	173,436	170,264
Other		14,281	9,217

Other countries
Value-added tax	(f)	277,751	547,947
Income tax (IR)		40,263
Other		1,559	1,336
Total		2,576,060	3,175,265

Current assets		1,272,004	2,129,837
Non-current assets		1,304,056	1,045,428
Total		2,576,060	3,175,265

(a)               ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on their realization. These include the maintenance of the terms of the agreements with the states in which the Company produces petrochemical products in order to defer the ICMS tax levied on naphtha purchases, which increases the effective monetization of the balances.

(b)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the incentivized domestic outflows and exports.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(c)               IR and CSL

Accumulated IR and CSL arises from prepayments of these taxes and retentions on income from financial investments over the past few years.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

Several tax refund protocols were already filed with Brazil’s Federal Revenue Service.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d)               REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)    3%, between October 1, 2014 and February 28, 2015;

(ii)   1%, between March 1, 2015 and November 30, 2015; and

(iii)  0.1% between December 1 , 2015 and December 31, 2016.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2015, the Company recognized credits in the amount of R$102,273 (R$65,701 in 2014) and offset the amount of R$91,389 (R$69,192 in 2014). In the Statement of Operations, credits are recognized in the item “Cost of Products Sold.”

(e)               Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable case law in its favor.

These amounts will be realized after the use of other credits described above in this Note.

(f)                Value added tax – subsidiaries abroad

On December 31, 2015, this line included:

(i)       R$56,605 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government;

(ii)     R$189,157 from purchases of machinery and equipment for the subsidiary Braskem Idesa project (Note 11(d)). This credit will be reimbursed in cash by the local government after their validation according to established tax procedures. In fiscal year 2015, Braskem Idesa was reimbursed the amount of R$811,016 (US$263,927) (R$634,911 in 2014 (US$250,454)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

11                Investments

(a)               Information on investments

		Interest in total	Adjusted net profit (loss)			Adjusted
		and voting	for the year			equity
		capital (%) - 2015	2015	2014	2013	2015	2014

Jointly-controlled investment
RPR		33.20	24,784	(3,166)	1,871	145,551	125,955
Odebrecht Comercializadora de Energia S.A. ("OCE")		20.00	10,490	129	402	11,441	734
Polipropileno Del Sur, S.A. ("Propilsur")	(i)	49.00		(72)	(4,445)		121,547

Associates
Borealis Brasil S.A. ("Borealis")		20.00	(3,914)	7,246	5,492	158,366	174,433
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	(i)	35.97		(596)	(596)		46,342

(i)    Investees with provision for loss at amount equivalent to the investment.

(b)               Changes in investments

			Dividends		Other	Currency
	Balance at	Capital	and interest	Effect	comprehensive	translation	Balance at
	Dec/2014	increase	on equity	of results	income	adjustments	Dec/2015

Associates
Borealis	34,887			(3,214)			31,673
Codeverde		897		(897)
	34,887	897		(4,111)			31,673

Jointly-controlled investments
Propilsur	43,165			(97,401)		54,236
RPR	41,824		(2,346)	5,861	2,295	694	48,328
OCE	148	55	(4)	2,090			2,289
	85,137	55	(2,350)	(89,450)	2,295	54,930	50,617

Total	120,024	952	(2,350)	(93,561)	2,295	54,930	82,290

(c)               Breakdown of equity accounting results

	2015	2014	2013

Equity in results of subsidiaries, associate and jointly-controlled investments	2,219	3,929	(3,223)
	2,219	3,929	(3,223)

(d)               Braskem Idesa

Braskem holds 75% indirect interest in Braskem Idesa, and the remaining 25% pertains to Etileno XXI, S.A. de C.V.

Braskem Idesa is constructing a plant in Mexico, with capacity to produce around 750 kton of high-density polyethylene (*) and 300 kton of low-density polyethylene (*) using ethane as feedstock. The raw material will be supplied through a 20-year agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day. The petrochemical complex reached 99% of physical progress on December 31, 2015, and is in the startup process.

(*) unaudited

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(d.i)   Summary of information from the partially owned subsidiary Braskem Idesa

The Company is presenting a summary of the financial statements of the subsidiary in which the non-controlling shareholder holds relevant interest, as follows:

Balance sheet
Assets	2015	2014	Liabilities	2015	2014
Current			Current
Cash and cash equivalents	134,639	333,864	Trade payables	429,400	620,953
Inventories	173,129	238,193	Project finance	302,266	26,462
Taxes recoverable	219,071	499,173	Other payables	106,911	101,596
Other receivables	150,109	96,349		838,577	749,011
	676,948	1,167,579
Non-current			Non-current
Deferred tax	825,416	179,249	Project finance	11,975,167	7,551,033
Property, plant and equipment	15,134,641	9,440,389	Loan agreements	5,911,266	2,834,972
Intangible	80,870		Other payables	7,065	90,513
Other receivables	32,080	39,763		17,893,498	10,476,518
	16,073,007	9,659,401
			Shareholders' equity	(1,982,120)	(398,549)

Total assets	16,749,955	10,826,980	Total liabilities and shareholders' equity	16,749,955	10,826,980

Statement of operations
			2015	2014	2013
Gross profit (loss)			(14,575)	5,320	2,294
Operating expenses, net			(83,467)	(52,834)	(31,113)
Financial results			(354,844)	(240,936)	38,095
Profit (loss) before income tax			(452,886)	(288,450)	9,276
Income tax			63,022	(83,030)	(19,911)
Loss for the year			(389,864)	(371,480)	(10,635)

Statement of cash flows
			2015	2014	2013
Cash flows from operating activities
Cash generated by operating activities			1,808,983	992,401	(204,798)
Interest paid			(502,279)	(336,998)	(98,272)
Net cash generated by operating activities			1,306,704	655,403	(303,070)

Net cash used in investing activities			(3,339,518)	(3,645,196)	(4,052,864)
Net cash provided by financing activities
Project finance			988,447	1,894,507	4,562,343
Related parties			898,213	653,118	463,859
Capital increase					153,285
			1,886,660	2,547,625	5,179,487

Exchange variation on cash			(53,071)	(33,843)	(61,533)

Increase (decrease) in cash and cash equivalents			(199,225)	(476,011)	762,020

Represented by:
Cash and cash equivalents at the beginning for the year			333,864	809,875	47,855
Cash and cash equivalents at the end for the year			134,639	333,864	809,875

Increase (decrease) in cash and cash equivalents			(199,225)	(476,011)	762,020

The shareholders’ equity of Braskem Idesa was negative on December 31, 2015 and 2014. This is an acceptable situation considering that it is a company in the pre-operating phase. This situation will be reversed with the startup of operations in 2016.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

12                Property, plant and equipment

(a)               Change

		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		436,540	1,899,018	26,581,334	13,179,475	1,065,324	43,161,691
Accumulated depreciation/depletion			(848,243)	(12,772,515)		(539,443)	(14,160,201)
Balance as of December 31, 2014		436,540	1,050,775	13,808,819	13,179,475	525,881	29,001,490

Acquisitions		79	2,296	151,553	3,116,931	201	3,271,060
Capitalized financial charges					786,063		786,063
Foreign currency translation adjustment		43,002	11,088	307,697	2,658,730	22,946	3,043,463
Transfers by concluded projects	(ii)		3,536,983	10,451,774	(14,113,868)	125,111
Transfers to intangible	(iii)				(85,917)		(85,917)
Other, net of depreciation/depletion			(2,890)	(12,367)	(35,370)	(602)	(51,229)
Depreciation / depletion			(66,976)	(1,820,213)		(115,778)	(2,002,967)
Net book value		479,621	4,531,276	22,887,263	5,506,044	557,759	33,961,963
Cost		479,621	5,435,600	37,401,007	5,506,044	1,212,365	50,034,637
Accumulated depreciation/depletion			(904,324)	(14,513,744)		(654,606)	(16,072,674)
Balance as of December 31, 2015		479,621	4,531,276	22,887,263	5,506,044	557,759	33,961,963

(i)        On December 31, 2015, the main amounts included in this account refer to the expenses with the subsidiary Braskem Idesa project (R$2,022,870) and expenses with planned shutdown maintenance which is in preparation or in progress (R$627,985). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

(ii)       Expenses up to May 31, 2015 in Braskem Idesa’s project were transferred to the definite accounts as follows: R$8,917,760 to “Machinery, equipment and installations” and R$3,476,205 to “Buildings and improvements.” These amounts will be depreciated as of the beginning of the commercial production of the subsidiary.

(iii)      This change includes R$80,870 from Braskem Idesa corresponding to the transfer to intangible assets when amounts are capitalized to the related accounts (Note 13).

The financial charges are capitalized on the balance of the projects in progress using (i) an average rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i) above. The capitalized amount is considered in the statement of cash flows as “Acquisitions to property, plant and equipment”.

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets and adjust to the prices of raw materials to preserve the historical margins of the business.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Property, plant and equipment by country

	2015	2014

Brazil	17,637,392	18,434,300
Mexico	14,416,835	9,260,814
USA	1,609,956	1,086,228
Germany	297,278	218,753
Other	502	1,395
	33,961,963	29,001,490

13                Intangible assets

	Goodwill
	based on			Customers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,187,722	213,031	497,813	729,711	4,628,277
Accumulated amortization	(1,128,804)	(91,121)	(292,250)	(280,374)	(1,792,549)
Balance as of December 31, 2014	2,058,918	121,910	205,563	449,337	2,835,728

Acquisitions			20,106		20,106
Foreign currency translation adjustment		3,782	14,603	66,071	84,456
Transfers from projects and stoppage in progress (PP&E)		81,625	4,292		85,917
Other, net of amortization			(16)		(16)
Amortization		(9,661)	(43,791)	(85,135)	(138,587)
Net book value	2,058,918	197,656	200,757	430,273	2,887,604
Cost	3,187,722	298,438	536,786	795,782	4,818,728
Accumulated amortization	(1,128,804)	(100,782)	(336,029)	(365,509)	(1,931,124)
Balance as of December 31, 2015	2,058,918	197,656	200,757	430,273	2,887,604

Average annual rates of amortization		4.44%	10.79%	6.01%

The Company adopts the following accounting practice for each class of intangible assets:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IFRS pronouncements and represent the excess of the amount paid over the amount of equity of the entities acquired.

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36.

At the end of 2015, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated goodwill	Cash flow (CF)	(with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,741,247	942,748	8.2
Operating segment - Polyolefins	939,711	22,136,662	6,379,797	3.5
Operating segment - Vinyls	192,353	4,724,932	3,395,587	1.4

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 13.91% p.a.

Given the potential impact on cash flows of the “discount rate” and the “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - UNIB - South	7,424,446	7,396,596
Operating segment - Polyolefins	21,346,548	21,277,089
Operating segment - Vinyls	4,551,687	4,536,457

(b)               Intangible assets with defined useful lives

(b.1)    Brands and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit or loss as they are incurred.

(b.2)    Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(b.3)    Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c)               Intangible assets by country

	2015	2014

Brazil	2,583,208	2,626,099
Mexico	80,870
USA	220,083	205,329
Germany	3,415	4,245
Other	28	55
	2,887,604	2,835,728

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

14                Borrowings

	Annual financial charges	2015	2014
Foreign currency
Bonds and Medium term notes (MTN)	Note 14 (a)	17,004,617	11,776,438
Advances on exchange contracts	US dollar exchange variation + 2.23%	255,809
Export prepayment	US dollar exchange variation + 1.10% + semiannual Libor	549,036	427,074
BNDES	Note 14 (b)	409,076	396,439
Export credit notes	Note 14 (c)	1,405,227	956,010
Working capital	US dollar exchange variation + 1.70% above Libor	1,907,145	633,104
Transactions costs		(248,838)	(260,656)

Local currency
Export credit notes	Note 14 (c)	2,350,965	2,435,839
BNDES	Note 14 (b)	3,001,776	3,137,035
BNB/ FINAME/ FINEP/ FUNDES	6.48%	642,739	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	2,177	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5%	51,939	51,090
Other	CDI + 0.04%	23,714	26,928
Transactions costs		(16,582)	(14,007)
Total		27,338,800	20,336,563

Current liabilities		1,968,540	1,418,542
Non-current liabilities		25,370,260	18,918,021
Total		27,338,800	20,336,563

(a)                Bonds and MTN

		Issue amount		Interest
Issue date		US$	Maturity	(% per year)	2015	2014
July - 1997	(i)	250,000	June - 2045	8.63		149,394
September - 2006		275,000	January - 2017	8.00	225,637	165,863
June - 2008		500,000	June - 2018	7.25	539,327	381,567
May - 2010		400,000	May - 2020	7.00	188,088	127,945
May - 2010		350,000	May - 2020	7.00	1,380,764	939,251
October - 2010		450,000	no maturity date	7.38	1,757,160	1,216,348
April - 2011		750,000	April - 2021	5.75	2,953,803	2,009,294
July - 2011		500,000	July - 2041	7.13	2,013,453	1,369,631
February - 2012		250,000	April - 2021	5.75	987,894	672,005
February - 2012		250,000	no maturity date	7.38	976,200	675,749
May - 2012		500,000	May - 2022	5.38	1,969,307	1,339,601
July - 2012		250,000	July - 2041	7.13	1,006,727	684,815
February - 2014	(ii)	500,000	February - 2024	6.45	2,004,171	1,363,317
May-2014	(iii)	250,000	February - 2024	6.45	1,002,086	681,658
Total		5,475,000			17,004,617	11,776,438

(i)    This transaction, which was due in June 2015, had its maturity extended to June 2045. The subsidiary Braskem Holanda holds 100% of these securities as at December 31, 2015.

(ii)   The effective interest rate considering the transaction costs is 7.78% p.a.;

(iii) The effective interest rate considering the transaction costs is 7.31% p.a..

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)                BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2015	2014

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.88	3,204	4,795
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.73 to 6.88	2,426	6,717
Green PE	2009	July - 2017	US dollar exchange variation + 6.66	29,352	32,577
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.66	47,353	61,946
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.66	128,806	109,077
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.50 to 6.53	149,495	141,894
Butadiene	2011	January - 2021	US dollar exchange variation + 6.53	48,440	39,433
				409,076	396,439

Local currency
Other	2006	September - 2016	TJLP + 2.80	13,501	31,376
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30	5,372	40,617
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	119,201	198,608
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	85,004	162,815
Limit of credit II	2009	January - 2021	4.00 to 4.50	96,698	93,875
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	235,641	293,568
New plant PVC Alagoas	2010	December - 2019	5.50	26,732	33,414
Limit of credit III	2011	December - 2021	TJLP + 0.00 to 3.58	1,154,552	1,331,699
Limit of credit III	2011	December - 2021	SELIC + 2.32 to 2.78	284,263	260,508
Limit of credit III	2011	December - 2021	3.50 to 7.00	230,198	250,505
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	96,407	115,225
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	215,372	192,827
Finem	2014	March - 2021	SELIC + 2.78	160,603	129,326
Finem	2014	March - 2021	6.00	6,664	2,672
Limit of credit IV	2015	January - 2022	TJLP + 0.00 to 2.62	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	131,544
				3,001,776	3,137,035

Total				3,410,852	3,533,474

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)                 Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2015	2014

Foreign currency		US$
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	308,069	209,561
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	198,782	135,220
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	294,840	200,518
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	603,536	410,711
		681,059			1,405,227	956,010

Local currency
April - 2010		50,000	October - 2021	105% of CDI	36,653	36,120
June - 2010		200,000	October - 2021	105% of CDI	146,611	144,481
February - 2011		250,000	October - 2021	105% of CDI	146,611	144,481
April - 2011	(i)	450,000	April - 2019	112.5% of CDI	464,039	461,254
June - 2011		80,000	October - 2021	105% do CDI	58,644	57,792
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	405,478	404,309
June - 2012		100,000	October - 2021	105% of CDI	73,305	72,241
September - 2012		300,000	October - 2021	105% of CDI	219,917	216,722
October - 2012		85,000	October - 2021	105% of CDI	62,310	61,405
February - 2013	(ii)	100,000	September - 2017	8.00	101,118	101,161
February - 2013	(ii)	100,000	February - 2016	8.00	101,248	101,161
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii)	100,000	February - 2016	8.00	101,118	101,096
March - 2013	(ii)	50,000	March - 2016	8.00	50,253	50,257
June - 2014	(ii)	50,000	June - 2017	8.00	50,010	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,504	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,002	10,002
September - 2014		100,000	August - 2020	108% of CDI	104,642	103,579
November - 2014	(ii)	150,000	November - 2017	8.00	151,062	151,094
November - 2014		100,000	April - 2015	8.00		100,730
Total		2,742,500			2,350,965	2,435,839

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 16.2.1 (b.i)).

(ii)       The Company entered into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI rate) (Note 16.2.1).

(d)                Payment schedule

The maturity profile of the long-term amounts is as follows:

	2015	2014

2016		1,253,774
2017	1,737,331	1,528,616
2018	2,633,143	1,977,384
2019	3,320,800	1,997,887
2020	2,757,234	1,940,691
2021	4,257,177	2,947,526
2022	2,071,030	1,417,085
2023	7,540	7,652
2024	2,944,726	2,008,387
2025 and thereafter	5,641,279	3,839,019
Total	25,370,260	18,918,021

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(e)                 Capitalized financial charges

In 2015, the Company capitalized financial charges presented in this note in the amount of R$130,180 (R$95,542 in 2014), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.80% p.a. (7.69% p.a. in 2014).

(f)                 Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2015	guaranteed	Guarantees

BNB	December - 2022	171,041	171,041	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	247,343	247,343	Bank surety
BNDES	December - 2021	3,410,852	3,410,852	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	143,789	143,789	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	80,566	80,566	Bank surety
FINAME	February-2022	2,177	2,177	Pledge of equipment
Total		4,055,768	4,055,768

15                Project finance

	US$
Identification	Contract value	Value received	Maturity	Charges (% per year)	2015	2014
Project finance I	700,000	700,000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,720,874	1,716,943
Project finance II	210,000	189,996	February - 2027	Us dollar exchange variation + 6.17	740,902	378,992
Project finance III	600,000	600,000	February - 2029	Us dollar exchange variation + 4.33	2,334,133	1,388,166
Project finance IV	660,000	680,004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,645,645	1,757,438
Project finance V	400,000	400,000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,557,360	982,688
Project finance VI	90,000	89,994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	349,464	153,762
Project finance VII	533,095	533,095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	2,075,524	1,311,104
Transactions costs					(173,240)	(111,598)
Total	3,193,095	3,193,089			12,250,662	7,577,495

VAT borrowings (i)			November - 2029	2,00% above TIIE (ii)	26,771
					26,771

					12,277,433	7,577,495

Current liabilities					302,266	26,462
Non-current liabilities					11,975,167	7,551,033
Total					12,277,433	7,577,495

(i)         Financing for the subsidiary Braskem Idesa obtained in Mexican peso and paid exclusively using the reimbursement of value-added taxes (Note 10(e.ii)). During the year ended December 31, 2015, a total of R$535,125 was raised and R$516,496 was settled (R$510,715 as principal and R$5,781 as interest).

(ii)       TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

On April 22, 2015, Braskem Idesa received the fifth tranche of the Project Finance in the amount of R$877,040 (US$290,545), and on September 9, 2015 it received the last tranche in the amount of R$89,774 (US$23,608).

In line with the Company’s Financial Policy, the investment in the Ethylene XXI project (Note 11(d)) is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders must provide limited guarantees. Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs of the project.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing to meet construction expenses and start operation was US$3,193,089.

In the year ended December 31, 2015, the subsidiary Braskem Idesa capitalized the interest on this financing in the amount of R$657,191 (R$527,620 in 2014), which partially includes the exchange variation. The average rate of charges capitalized in the year was 8.28% p.a. (7.76% in 2014).

The maturity profile of this long-term financing, by year of maturity, is as follows:

	2015	2014

2016		137,360
2017	687,211	417,129
2018	840,247	511,886
2019	872,994	533,244
2020	1,025,621	630,543
2021	1,172,569	722,211
2022	977,593	603,387
2023	1,294,219	797,728
2024	1,400,843	863,811
2025	1,398,554	2,333,734
2026 and thereafter	2,305,316
Total	11,975,167	7,551,033

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

16                Financial instruments

16.1          Non-derivative financial instruments

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2015	2014	2015	2014

Cash and cash equivalents	5
Cash and banks				873,966	227,237	873,966	227,237
Financial investments in Brazil		Held-for-trading	Level 2	605,770	1,146,880	605,770	1,146,880
Financial investments in Brazil		Loans and receivables		1,823,225	1,106,768	1,823,225	1,106,768
Financial investments abroad		Held-for-trading	Level 2	4,136,762	1,512,474	4,136,762	1,512,474
				7,439,723	3,993,359	7,439,723	3,993,359

Financial investments	6
FIM Sol investments		Held-for-trading	Level 2		85,573		85,573
Other		Held-for-trading	Level 2	1,172	4,155	1,172	4,155
Quotas of receivables investment fund		Held-to-maturity		46,193	42,495	46,193	42,495
				47,365	132,223	47,365	132,223

Trade accounts receivable	7			2,754,966	2,717,662	2,754,966	2,717,662

Related parties credits	9	Loans and receivables		155,140	205,117	155,140	205,117

Trade payables				11,755,843	10,852,410	11,755,843	10,852,410

Borrowings	14
Foreign currency - Bond			Level 1	17,004,617	11,776,438	14,434,854	11,900,361
Foreign currency - other borrowings				4,526,293	2,412,627	4,526,293	2,412,627
Local currency				6,073,310	6,422,161	6,073,310	6,422,161
				27,604,220	20,611,226	25,034,457	20,735,149

Project finance	15			12,450,673	7,689,093	12,450,673	7,689,093

Ethylene XXI Project Loan	18			1,538,784	792,188	1,538,784	792,188

Other payables	22			273,294	296,969	273,294	296,969

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      Held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    Trade accounts receivable and trade payables correspond to respective carrying amounts due to the short-term maturity of these instruments.

(iii)  The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)  The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(v)    The fair values of the remaining assets and liabilities correspond to their carrying amount.

(b)               Fair value hierarchy

The Company adopts IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

16.2          Financial hedge instruments designated and not designated for hedge accounting

16.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	2014	fair value	settlement	2015

Non-hedge accounting transactions
Exchange swap	16.2.1 (a.i)	Level 2	Argentine peso	Dollar	1,383	(31,314)	(9,059)	(38,990)
Interest rate swaps		Level 2	Fixed rate	CDI	18,588	6,489	(16,726)	8,351
Deliverable Forward		Level 2	Euro	Dollar	2,230	(6,494)	4,264
					22,201	(31,319)	(21,521)	(30,639)

Hedge accounting transactions
Exchange swap	16.2.1 (b.i)	Level 2	CDI	Dollar+Interests	560,828	592,058	19,239	1,172,125
Interest rate swaps	16.2.1 (b.ii.i)	Level 2	Libor	Fixed rates	3,542	106,780	(75,249)	35,073
Deliverable Forward		Level 2	Mexican peso	Dollar	30,533	19,754	(50,287)
					594,903	718,592	(106,297)	1,207,198

Derivatives operations
Current assets					(33,555)			(53,662)
Non-current assets					(39,350)			(12,280)
Current liabilities					95,626			57,760
Non-current liabilities					594,383			1,184,741
					617,104			1,176,559

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Financial hedge instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

All financial hedge instruments held at December 31, 2015 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “Other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in profit or loss as “Financial result.”

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)               Non-hedge accounting transactions

(a.i)     Currency swaps

            The subsidiary Braskem Argentina has receivables and cash in Argentine peso. Due to the Company’s risk management strategy, Argentine peso–U.S. dollar swap operations were contracted with the purpose of mitigating exchange risk, hedging the amount generated by Braskem operations in the country.

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(argentine peso / US$)		2015	2014
NDF I	15,000	9.1100	February-2015		606
NDF II	10,000	9.1100	February-2015		404
NDF III	10,000	9.1000	February-2015		373
NDF XXII	20,000	10.7000	February-2015	(16,329)
NDF XXIII	34,000	11.5000	March-2016	(22,661)
	89,000			(38,990)	1,383

Derivatives operations
Current assets				(41,046)
Current liabilities				2,056	1,383
Total				(38,990)	1,383

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Hedge accounting transactions

(b.i)     Exchange rate swap linked to NCEs

In line with the Company’s risk management strategy and based on its Financial Policy, the Management contracted swap operations to offset the CDI and currency risks arising from the financings mentioned in Note 14(c), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

To measure the fair value of derivatives, Braskem adopts PTAX disclosed by the Central Bank on December 31, 2015 as USD/BRL benchmark rate. Due to the high volatility of exchange rate on December 31, 2015, the exchange rate disclosed by the Central Bank differed slightly from the year-end.

Identification		Hedge	Maturity
		(exchange variation		Fair value
	Nominal value	+ interest rate)		2015	2014
Swap NCE I	200,000	6.15%	August 2019	301,325	155,961
Swap NCE II	100,000	6.15%	August 2019	147,021	75,373
Swap NCE III	100,000	6.15%	August 2019	144,496	73,565
Swap NCE IV	100,000	5.50%	April 2019	124,071	57,906
Swap NCE V	100,000	5.50%	April 2019	123,966	57,831
Swap NCE VI	150,000	7.90%	April 2019	203,675	80,506
Swap NCE VII	100,000	4.93%	April 2019	127,571	59,686
Total	850,000			1,172,125	560,828

Derivatives operations
Current assets				(12,616)	(33,555)
Non-Current liabilities				1,184,741	594,383
Total				1,172,125	560,828

(b.ii)       Hedge operation by Braskem Idesa related to project finance

(b.ii.i)    Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(interest rate per year)		2015	2014
Swap Libor I	299,996	1.9825%	May-2025	7,997	790
Swap Libor II	299,996	1.9825%	May-2025	8,050	870
Swap Libor III	299,996	1.9825%	May-2025	7,956	775
Swap Libor IV	129,976	1.9825%	May-2025	3,465	330
Swap Libor V	132,996	1.9825%	May-2025	3,569	386
Swap Libor VI	149,932	1.9825%	May-2025	4,036	391
Total	1,312,892			35,073	3,542

Derivatives operations
Non-Current assets				(12,280)	(39,350)
Current liabilities				47,353	42,892
Total				35,073	3,542

This hedge operation shares the same guarantees with the Project Finance.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2015, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$58,452 for the NCE exchange swap (Note 16.2.1(b.i)), US$5,180 for U.S. dollar to Argentine peso swap (Note 16.2.1 (a.i)); US$318 to the interest rate NCE swap and US$22,492 for the swap of Libor related to Braskem’s project in Mexico.

16.3          Non-derivative financial liabilities designated to hedge accounting

(a.i)     Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate at the date of designation was US$1: R$2.0017.

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value
US$

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

The Company considers these exports in the selected period (2016/2024) as highly probable, based on the following factors:

  In the last five years, Braskem S.A. exported an average US$4,8 billion per year, which represents around 5 to 6 times the annual exports of the hedged exports.
  Hedged exports represent between 15% and 25% of the export flows planned by the Company.
  The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

On December 31, 2015, the original maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2016	2,258,395
2017	105,143
2018	1,152,281
2019	444,236
2020	570,782
2021	1,017,703
2022	519,837
2024	688,854
6,757,231

As the two preceding charts show, export and settlement flows of designated liabilities are not necessarily equivalent per year. To ensure the continuity of the proposed relationship, the Company, in keeping with its hedge strategy, plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. In this regard, the financing facilities considered in the hedge position (export credit notes, bonds and export prepayment agreements) will be renegotiated in accordance with the needs of the Company and in line with its strategy The Company may also substitute financing facilities designated as hedge, always seeking to maintain the proposed protection. Trade payables, especially naphtha, were also considered in the transaction. The rollover or substitution of these liabilities are also considered in the strategy of this hedge. The rollover or replacement of the hedge instrument are provided for in IAS 39(paragraph 91). It is important to note that the long period of export flows does not affect the ability of the Company to rollover and/or refinance its liabilities. If the refinancing and/or rolling over of these liabilities does not occur, the exchange variation related to the period in which the hedge was in effect will be recorded under “Other comprehensive income” until the exports are realized.

Given favorable market conditions, the Company may prepay or lengthen the maturity of designated liabilities to beyond the periods of the hedged exports. If these transactions do come to occur and cause any inefficiency to the hedge position, they must be discontinued due to their ineffectiveness. In this case, the exchange variation related to the period in which the hedge was effective will be recorded under “Other comprehensive income” until the exports are realized.

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction methods, respectively.

The realizations expected for 2016 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged exports in 2016:

Total nominal
value US$

First quarter	206,951
Second quarter	210,752
Third quarter	210,835
Fourth quarter	210,909
839,447

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a.ii)     Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the new disbursements by the project's financiers in April and September 2015 (Note 15), Braskem Idesa designated the respective amounts of US$290,545 and US$23,608 for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these exports are highly probable, based on the following:

  The hedged flow corresponds to less than 15% of the planned revenue flow of the project over the designated period.
  The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 15). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.
  In Mexico, domestic sales can be made in U.S. dollar. As part of its commercial strategy, Braskem Idesa began, in 2013, to sell in the domestic market products imported from Brazil and other countries (“pre-marketing”). Confirming the feasibility of invoicing sales in the domestic market in U.S. dollar, part of the sales in the pre-marketing phase are being carried out in said currency.
  The plant will supply products mainly to Mexico, a market characterized by a shortfall of polyethylene and the supply of feedstock at prices below the reference price adopted by its main competitors. These factors favor its sales in the market.

On December 31, 2015, hedged sales and the maturities of financial liabilities amounted to US$3,193,089 and were distributed as follows:

Nominal value
US$

2016	67,774
2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,193,089

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The realizations expected for 2016 will occur as of May through the beginning of payments of project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged exports in 2016:

Total nominal
value US$

Second quarter	16,359
Third quarter	25,084
Fourth quarter	26,331
67,774

16.4          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2015, the credit ratings for the domestic market were as follows:

				(%)
			2015	2014
1	Minimum risk		7.67	5.09
2	Low risk		42.84	40.23
3	Moderate risk		33.07	30.81
4	High risk		13.74	23.15
5	Very high risk	(i)	2.69	0.72

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the years ended:

	Last 12 months
	Domestic market	Export market
December 31, 2015	0.39%	0.70%
December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties of assets recorded in “Cash and cash equivalents” and “Financial investments”, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings. Braskem’s Financial Policy determines “A-” as the minimum rating for financial investments.

		2015	2014
Financial assets with risk assessment
AAA		5,982,393	3,765,527
AA		27,753	65,304
AA-		163,188
A+		1,076,803	53,229
A		69,576	180,233
A-		120,219	13,648
		7,439,932	4,077,941
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	46,193	42,495
Other financial assets with no risk assessment		963	5,146
		47,156	47,641
Total		7,487,088	4,125,582

(i)         Investiments approved by Management of the Company, as permitted by policy.

16.5          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2015, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/Brazilian real exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Selection of scenarios

Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 31, 2015 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, using that same date as reference. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, at the end of 2016, the U.S. dollar will appreciate by 7.23% against the Brazilian real compared to end-2015, and the CDI and Selic rate will reach 14.97%.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the Government’s most recent decisions to increase or decrease the rate. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b.2)    Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(1,525,934)	(4,193,740)	(8,387,480)
BNDES	(37,212)	(102,269)	(204,538)
Working capital / structured operations	(301,310)	(828,093)	(1,656,186)
Export prepayments	(48,198)	(132,463)	(264,927)
Project finance	(1,114,381)	(3,062,665)	(6,125,331)
Financial investments abroad	(23,270)	(63,952)	(127,904)
Swaps	(189,726)	(331,701)	(853,128)
Financial investments abroad	561,061	1,541,971	3,083,941

Mexican peso/Brazilian real
Project finance	(3,322)	(6,693)	(13,385)

Libor floating interest rate
Working capital / structured operations	(3,987)	(19,937)	(39,874)
Export prepayments	(3,316)	(16,582)	(33,165)
Swaps	(8,840)	(14,209)	(28,658)

Selic interest rate
BNDES	(19,358)	(101,073)	(216,258)

CDI interest rate
Swaps Export credit notes	(23,784)	(122,213)	(256,225)
Foreign loans / other in local currency	(537)	(2,741)	(5,702)
Agricultural credit note	(35,039)	(184,950)	(401,253)
Swaps NCE	(107)	(443)	(84,010)
Financial investments in local currency	8,851	43,829	87,740

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	7.5%	8.0%	8.5%

TJLP interest rate
BNDES	178	361	548
FINEP	(29,907)	(60,106)	(90,597)
Other government agents	(64)	(130)	(197)

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

17                Taxes payable

	2015	2014

Brazil
IPI	61,784	53,536
IR and CSL	175,963	31,474
ICMS	149,811	99,328
Other	88,198	45,177

Other countries
IR	238,645
Value-added tax	56,975	4,576
Total	771,376	234,091

Current liabilities	744,660	203,392
Non-current liabilities	26,716	30,699
Total	771,376	234,091

18                Ethylene XXI Project Loan

The contribution made by the shareholders to the subsidiary Braskem Idesa project (Note 11(d)) can be made via capital or subordinated loan. The loan recorded under this item of the balance sheet is owed to the non-controlling shareholder of Braskem Idesa, and will be paid exclusively with the cash generation from the project. Since this is a subordinated loan to the project finance (Note 15), it will be paid only when a series of obligations related to project finance have been fulfilled. Such obligations include, but are not limited to: (i) debt service payments envisaged until the date; (ii) maintenance of the balance required in the project reserve accounts; and (iii) achievement of specific liquidity and coverage indices prospectively and retrospectively. The loan is denominated in U.S. dollar, carries interest of 7% p.a., and its payment schedule depends on the project’s cash flow.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

19                Income tax (“IR”) and social contribution (“CSL”)

19.1          Reconciliation of the effects of income tax and social contribution on profit or loss

		2015	2014	2013

Income before IR and CSL		4,559,685	1,178,565	963,948

IR and CSL at the rate of 34%		(1,550,293)	(400,712)	(327,742)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		755	23,815	(1,096)
Effects from pre-payment of taxes			41,046	8,539
IR and CSL accrued in previous years				1,236
Other permanent adjustments	(i)	(111,367)	(116,413)	(137,847)

Effect of IR and CSL on results of operations		(1,660,905)	(452,264)	(456,910)

Breakdown of IR and CSL:

Current IR and CSL		(406,336)	(57,806)	(45,218)
Deferred IR and CSL		(1,254,569)	(394,458)	(411,692)
Total		(1,660,905)	(452,264)	(456,910)

(i)       Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate - %
	Headquarters
	(Country)	2015

Braskem Alemanha	Germany	31.00
Braskem America e Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria e Braskem Austria Finance	Austria	25.00
Braskem Petroquímica Chile	Chile	22.50
Braskem Holanda, Braskem Holanda Finance e Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços e Braskem México Sofom	Mexico	30.00

The effective rate is 36.43% (2014 – 38.37% and 2014 – 47.40%).

19.2          Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

Deferred income tax and social contribution are mainly recognized on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a)               Breakdown of and changes in deferred IR and CSL

Assets	As of December 31, 2014	Impact on the P&L	Impact on the equity	As of December 31, 2015
Tax losses (IR) and negative base (CSL)	444,406	1,700,392		2,144,798
Goodwill amortized	7,411	(1,394)		6,017
Exchange variations	1,302,801	1,623,094		2,925,895
Temporary adjustments	789,330	(41,310)	(697,392)	50,628
Business combination	187,859	1,544		189,403
Pension plan	104,227	(104,227)
Deferred charges - write-off	24,854	(4,006)		20,848
	2,860,888	3,174,093	(697,392)	5,337,589

Liabilities
Amortization of goodwill based on future profitability	699,179	35,840		735,019
Tax depreciation	694,039	121,204		815,243
Exchange variations	(1,273)	1,273
Temporary differences	416,230	711,771	(606,971)	521,030
Business combination	232,301	(15,119)		217,182
Write-off negative goodwill of incorporated subsidiaries	594	(594)
Additional indexation PP&E	124,762	(14,031)		110,731
Hedge accounting		3,573,540	(3,573,540)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	313,422	(23,894)		289,528
Other	114,918	38,672		153,590
	2,594,172	4,428,662	(4,180,511)	2,842,323

Net	266,716	(1,254,569)	3,483,119	2,495,266

Presentation in the balance sheet:
Non-current assets	870,206			3,226,507
(-) Non-current liabilities	603,490			731,241

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

				2015
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	4,146,404	(1,967,050)	2,179,354
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Mexico	2,894		2,894
Quantiq	Brazil	7,811	(1,623)	6,188
Braskem Petroquímica - business combination effects	Brazil	99,634		99,634
		5,260,486	(2,033,979)	3,226,507
Liabilities
Braskem Petroquímica - business combination effects	Brazil		(138,029)	(138,029)
Braskem Petroquímica	Brazil	76,978	(160,812)	(83,834)
Petroquímica Chile	Chile		(509,328)	(509,328)
Braskem America	USA	125	(175)	(50)
		77,103	(808,344)	(731,241)

				2014
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206

Liabilities
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)
		101,970	(705,460)	(603,490)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime and tax losses do not expire in Germany.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)        Realization of deferred income tax and social contribution

		Balance at				Realization
		December 31,		2017 and	2019 and	2021
Assets	Note	2015	2016	2018	2020	thereafter

Tax losses (IR) and negative base (CSL)	(i)	2,144,798	137,840	780,823	772,028	454,107
Goodwill amortized		6,017	1,102	1,820	965	2,130
Exchange variations	(ii)	2,925,895				2,925,895
Temporary adjustments	(iii)	50,628	22,300	1,216	802	26,310
Business combination	(iv)	189,403				189,403
Deferred charges - write-off	(v)	20,848	9,273	11,575
Total assets		5,337,589	170,515	795,434	773,795	3,597,845

Liabilities

Amortization of goodwill based on future profitability	(vi)	735,019				735,019
Tax depreciation	(vii)	815,243				815,243
Temporary differences	(viii)	521,030	54,074	108,147	109,737	249,072
Business combination	(ix)	217,182	15,018	30,036	30,036	142,092
Additional indexation PP&E	(x)	110,731	11,085	22,170	22,170	55,306
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	(ix)	289,528	66,591	66,591	66,591	89,755
Other		153,590				153,590
Total liabilities		2,842,323	146,768	226,944	228,534	2,240,077

Net		2,495,266	23,747	568,490	545,261	1,357,768

 Basis for constitution and realization:

(i)         In Brazil and Germany, the use of tax losses is limited to the taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.

(ii)       In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in deferred IR and CSL.

(iii)      Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)     Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)       Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vi)     Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill-generated assets due to impairment or any other reason.

(vii)    For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.

(viii)  Revenues whose taxation will occur in subsequent periods.

(ix)     Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.

(x)       Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$3,748,648 in the following years to realize its deferred tax assets registered on December 31, 2015.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

19.3          Federal Law 12,973/14

Federal Law 12,973 of May 13, 2014, created from the conversion of Provisional Presidential Decree 627 of November 11, 2013, among others, revoked the Transitional Tax System (RTT) and included additional measures.

The provisions in this law are applicable from 2015, except in the event of early adoption in 2014. The Company opted for said early adoption.

20                Sundry provisions

		2015	2014
Measures to
Provision for customers rebates	(a)	46,929	66,702
Provision for recovery of environmental damages	(b)	127,227	102,534
Judicial and administrative provisions	(c)	554,479	412,811
Other		19,279	12,177
Total		747,914	594,224

Current liabilities		93,942	88,547
Non-current liabilities		653,972	505,677
Total		747,914	594,224

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages.

It is worth emphasizing that the Company is not legally obliged to recover areas because of its operations.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Judicial and administrative provisions

		2015	2014

Labor claims	(c.1)	158,711	141,240

Tax claims	(c.2)
Income tax and social contribution	(i)	48,252	35,682
PIS and COFINS	(ii)	49,266	39,145
ICMS - interstate purchases	(iii)	195,320	94,732
ICMS - other		36,965	12,559
Other		38,337	88,202

Societary claims and other		27,628	1,251
		554,479	412,811

(c.1)     Labor claims

The provision on December 31, 2015 is related to 642 labor claims, including occupational health and security cases (350 in 2014). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of having to increase the existing provision amount are remote.

(c.2)     Tax claims

On December 31, 2015, the main claims are the following:

(i)                 IR and CSL

The provisioned derives from assessments in the administrative level of income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. This assessment, which is conducted by Braskem Petroquímica, involves other issues for which provisions have not been accrued. There is no judicial deposit or other type of guarantee for this claim. The Company’s management expects this case to be concluded by 2018.

(ii)               PIS and COFINS

The Company is assessed for the payment of these taxes in many claims, such as:

•                Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;  and

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

•                Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by the subsidiary Braskem Petroquímica, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS due to the following alleged tax offenses:

•                Undue use of ICMS tax credits in the amount of R$53,478,602.51, in the periods from February/2004 to August/2005, November/2005 to February/2006, and September/2006 to January/2008, due to the recording of credits indicated in the invoices for the sale of “acrylonitrile”, issued by ACRINOR  ACRILONITRILA DO NORDESTE S/A, since the products were to be exported, and were therefore exempt from payment of ICMS tax;

•                The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;

•                Fine in the amount of 30% over R$459,722,144.84, due to the issue of invoices under CFOP 6,905, without the corresponding product outflow, based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•                Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Once the administrative discussion reached an end in 2015, legal action was filed by the Company, in which an injunction was granted suspending the payment of the tax credit due to its illiquidity, until the São Paulo Treasury Department rectifies the debt amount, by applying interest on arrears and monetary restatement limited to the SELIC basic interest rate. Based on the decision obtained in the administrative proceeding and the opinion of courts regarding the matter, the external advisers recommended to update the provision to the probable amount for settlement of the litigation.

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2014	66,702	102,534	412,811	12,177	594,224

Additions, inflation adjustments and exchange variation, net	11,269	66,336	260,287	7,102	344,994
Write-offs through usage and payments	(31,042)	(41,643)	(118,619)		(191,304)
December 31, 2015	46,929	127,227	554,479	19,279	747,914

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

21                Benefits offered to team members

21.1          Short-term benefits

	2015	2014	2013

Health care	126,545	108,841	91,340
Private pension	60,476	44,243	32,102
Transport	50,935	51,881	48,350
Feeding	27,755	27,453	23,665
Training	19,101	27,629	21,472
Other	18,789	18,167	14,344
	303,601	278,214	231,273

21.2          Post-employment benefits

21.2.1    Retirement plans - defined benefit plans and health plants

Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2015, the plan has 42 active participants (53 in 2014) and 168 assisted participants (152 in 2014). The contributions by Braskem America in the year amount to R$3,557 (R$3,094 in 2014). The participants made no contributions in 2015 and 2014.

Braskem Alemanha

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plan of the employees of that subsidiary. At December 31, 2015, the plan has 128 active participants (136 in 2014) and the contributions by Braskem in the year amount to R$102 (R$ 72 in 2014). The participants made no contributions in 2015 and 2014.

Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (company’s part + participant’s part). This right is granted as follows:

(i)          The participant who was dismissed without cause has the right to remain in the health plan for more 1/3 (one-third) of the plan contribution period, considering the minimum six-month period and the maximum twenty-four-month period.

(ii)          The participant who retires and contributes to the plan due to employment relationship over at least ten (10) years has the right to remain in the health plan for undetermined period. Should the participant have contributed for less than 10 years, they will have the right to remain ad a beneficiary for one (1) more year for each contribution year.

In addition to the right granted to the former participants who retired or were dismissed without cause, the Brazilian laws also establish rules for the amount charged by the plan based on beneficiaries’ age bracket. One of these rules define that the amount charged for the highest age bracket may not be six (6) times larger than the amount charged for the lowest age bracket. Thus, the amount charged from the lowest age bracket plans comprises a “subsidy” for highest age bracket plans. This subsidy is also supported by contributions from the Company. On other words, the amount charged from the participants included in the highest age brackets is not enough to cover their expenses. With this in mind, the Company sought for information and criteria to measure on an actuarial basis its current obligation for this future subsidy. Below is the conclusion of this study:

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(i)                 Amounts in balance sheet

	2015	2014

Defined benefit
Novamont Braskem America	23,722	18,356
Braskem Alemanha	76,819	50,820
	100,541	69,176
Health care
Bradesco saúde	54,166
	154,707	69,176

Benefit obligations	(146,936)	(100,398)
Health care	(54,166)
Total obligations	(201,102)	(100,398)
Fair value of plan assets	46,395	31,222
Funded status of the plan	(154,707)	(69,176)
Consolidated net balance (current liabilities)	(154,707)	(69,176)

(ii)               Change in obligations

	2015	2014	2013

Balance at beginning of year	100,398	67,668	56,338
Health care	54,166
Current service cost	5,085	2,943	2,593
Interest cost	4,699	3,277	2,561
Special retirement	515
Reduction plan	734
Benefits paid	(3,397)	(1,927)	(1,693)
Change plan		1,713
Actuarial losses (gain)	(330)	20,766	(909)
Reduction plan (curtailment)		1,663
Exchange variation	39,232	4,295	8,778
Balance at the end of the year	201,102	100,398	67,668

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(iii)             Change in fair value plan assets

	2015	2014	2013

Balance at beginning of year	31,222	23,599	19,736
Actual return on plan assets	156	3,343	1,158
Employer contributions	3,659	3,166	1,392
Benefits paid	(3,103)	(1,894)	(1,619)
Exchange variation	14,461	3,008	2,932
Balance at the end of the year	46,395	31,222	23,599

(iv)             Amounts recognized in profit or loss

	2015	2014	2013

Health care	54,166	2,957	2,593
Current service cost	5,085	3,277	2,547
Interest cost	4,699	(2,045)	(1,614)
Expected return on plan assets	(3,409)	135	675
Amortization of actuarial loss	1,519	119	119
Amortization of unrecognized service cost	418
Actuarial losses	34	12,511
	62,512	16,954	4,320

The amounts recognized in the statement of operations refer to transactions involving the defined benefit plans that are recognized in “Other operating income (expenses), net” and in “Financial results”, depending on their nature.

(v)               Actuarial assumptions

							(%)
			2015		2014		2013
	Health	United		United		United
	insurance	States	Germany	States	Germany	States	Germany

Discount rate	7.22	4.20	3.75	4.20	3.75	5.00	3.75
Inflation rate	6.50	n/a	2.00	3.00	1.51	3.00	1.51
Expected return on plan assets	n/a	7.50	n/a	7.50	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Aging factor	2.5	n/a	n/a	n/a	n/a	n/a	n/a
Medical inflation	3.5	n/a	n/a	n/a	n/a	n/a	n/a
Duration	35.55	n/a	n/a	n/a	n/a	n/a	n/a

(vi)             Hierarchy of fair value assets

On December 31, 2015, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(vii)           Sensitivity analysis

	Impact on the defined benefit obligation
	Premise change			Premise increase			Premise reduction
	Health	United		Health	United		Health	United
	insurance	States	Germany	insurance	States	Germany	insurance	States	Germany
Discount rate	1%	0.5%	0.5%	13,282	4,233	8,008	(17,950)	4,690	8,967
Real medical inflation	1%	n/a	n/a	17,537	n/a	n/a	(10,389)	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	0.5%	n/a	n/a	4,072	n/a	n/a	(3,816)
Rate of increase in future pension plan	n/a	n/a	0.3%	n/a	n/a	2,417	n/a	n/a	(2,340)
Life expectancy	n/a	n/a	1 year	n/a	n/a	1,834	n/a	n/a	(1,915)
Mortality rate	n/a	10.0%	n/a	n/a	1,991	n/a	n/a	2,175	n/a

				Health insurance - Impact on cost of services and interests costs
				Premise change		Premise increase		Premise reduction
				Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
				services	costs	services	costs	services	costs
Discount rate				1%	1%	(75)	(365)	125	447
Real medical inflation				1%	1%	135	622	(46)	(369)

21.2.2    Retirement plan - defined contribution

The Braskem S.A. and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2015, the number of active participants in ODEPREV totals 5,331 (5,545 in 2014). The contributions made by the sponsors in the year amount to R$29,852 (R$28,245 in 2014) and the contributions made by the participants amounted to R$50,899 (R$50,227 in 2014).

21.2.3 Others – Petros Plan

On January 6, 2015, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul plan on the date of the withdrawal of the sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. The amount, restated as mentioned earlier, was settled in February 2015 in the amount of R$358,563.

22                Other accounts payable

(a)               Non-current

This includes the amount payable to BNDESPAR due to the acquisition of shares issued by Riopol within the scope of the business combination of Quattor, in 2010. The balance payable, on December 31, 2015, is R$273,294 (2014 – R$296,970).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The acquisition price will be paid in three installments, with restatement by the TJLP, as follows:

•                Payment made on June 11, 2015, the amount corresponding to 15% of the purchase price;

•                On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•                On June 11, 2017, the amount corresponding to 50% of the purchase price.

23                Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified as possible. No provisions have been accrued for these lawsuits, except in relevant cases involving business combinations.

The balance of contingent liabilities as of December 31, 2015 and 2014 is as follows:

		2015	2014

Labor claims	(a)	587,861	463,001
Tax claims	(b)	5,858,112	5,477,192
Other lawsuits	(c)	576,096	447,411
Total		7,022,069	6,387,604

(a)               Labor

The amount at December 31, 2015 is related to 1,127 indemnity and labor claims. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$40 million. The Management of the Company does not expect further disbursements to terminate these lawsuits.

All lawsuits in progress are with the Superior Labor Court and Management expects them to be judged in 2016. No judicial deposit or other form of security was accrued for these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$338 million. The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are being analyzed by the Superior Labor Court, and the appeal against the motions by the Union were not accepted. The Company expects the cases will be granted a final and unappealable decision in the last quarter of 2016. No judicial deposit or other form of security was accrued for these claims.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Tax

On December 31, 2015, the main tax contingencies, grouped by matter and totaling, at least, R$60 million, are the following

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas. On December 31, 2015, the adjusted amounts of these claims total R$576 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process.

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

•           internal transfer of finished products for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices; and

•           nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE).

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No judicial deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b.2)    PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess, as well the as COFINS levied on Interest on Capital.

On December 31, 2015, the adjusted amounts involved of these assessments total R$238 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$58 million, which cover the amount exclusively involved in these claims.

(b.3)    PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS/COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2015, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards is R$1.4 billion. No guarantees have been accrued for these assessments.

The Company’s legal advisors estimate that: (i) the administrative level of these judicial proceedings is expected to be concluded by 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

(b.4)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2015 totaled R$817 million.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

(b.5)    IR and CSL – Charges with goodwill amortization and other

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2012, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem. The Company also received a tax-deficiency notice due to the inclusion in the income and social contribution tax calculation base of interest and exchange variation expenses related to obligations assumed in business combinations.

The current value of the recorded taxes and of the tax effects of the canceled tax loss and social contribution tax loss carryforwards through said deficiency notices on December 31, 2015, was R$ 1.1 billion.

There is no judicial deposit or any other type of guarantee for these proceedings.

The Management, based on the opinion of its legal advisors, assess the probability of the loss of these cases as possible, therefore no provision has been accrued, with conclusion expected by 2022. This conclusion is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

(b.6)    IOF

The Company received a tax-deficiency notice due to the non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking account conducted by the merging companies Quattor Participações S.A. and Quattor Química S.A., which were deemed as loans for tax authorities.

On December 31, 2015, the tax-deficiency notice amounted to R$97 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2018. There is no guarantee for the collection.

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2015, totaled R$131 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

(d)               Allegations

In early March 2015, declarations made by defendants under criminal lawsuits filed against individual third parties were made public, in which Braskem and three of its former managers were mentioned in allegations of supposed improper payments between 2006 and 2012 to benefit the Company in raw-material supply contracts entered into with Petrobras ("Allegations"). To the extent of the knowledge of Braskem’s Management, Braskem is not a defendant in any criminal or civil proceeding in Brazil regarding the Allegations.

In light of such facts, the Company's Management and Board of Directors approved in April 2015 the internal plan for investigation into the Allegations ("Investigation"), which is being carried out by law firms experienced in similar cases in the United States and in Brazil. The law firms are working under the supervision of an Ad Hoc Committee formed by members of the Company’s Board of Directors, specially created for this purpose.

Moreover, several other measures have been taken in connection with the Investigation, such as:

(i)       Voluntary announcement about the Investigation and periodical updates sent to regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ), particularly to provide information and produce the documents requested by such agencies;

(ii)     Publication of three Material Fact notices and three Notices to the Market to clarify the news reports and to keep shareholders and the market informed of actions taken by the Company; and

(iii)   Periodically updating the Fiscal Council and external auditors about the progress of the Investigation and of the actions already taken.

Braskem and its subsidiaries are subject to a series of anticorruption and anti-bribery laws in the countries where they operate, and have been implementing a series of procedures and controls are continuously being improved. If any of the allegations proves to be true, the Company may be subject to the material penalties provided by law. At this moment, the Company Management has no way of estimating the duration or final outcome of the Investigation and, consequently, whether it will have any impact on financial statements.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any progress on this matter.

Due to the Allegations, a class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, Lead Plaintiff. The Company hired an U.S. Law firm, specialized in similar cases, and presented its first defense (motion to dismiss) on December 21, 2015. At the current stage of the process, it is not possible to estimate its value and chance of a favorable outcome.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

24                Equity

(a)                Capital

On December 31, 2015, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,248 shares with no par value, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP and Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,492,222	21.88%			287,919,174	36.11%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			28,368,166	8.22%			28,368,166	3.56%
Other		12,907,077	2.86%	120,622,497	34.96%	593,618	100.00%	134,123,192	16.83%
Total		451,668,652	100.00%	343,768,220	99.64%	593,618	100.00%	796,030,490	99.85%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,234,758	0.36%			1,234,758	0.15%
Total		451,668,652	100.00%	345,002,978	100.00%	593,618	100.00%	797,265,248	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) These shares are treated as "treasury shares" in consolidated Equity.

(b)               Stock buyback programs

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class “A” preferred shares at market price.

During fiscal year 2015, the Company repurchased 80,000 shares for R$927.

The weighted average price of repurchased shares is R$11.58 (lowest price of R$10.94 and highest price of R$11.90).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. During 2015, a total of 200 class “B” preferred shares were converted into 100 class “A” preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(d)               Capital reserve

This reserve includes part of the shares issued in Subsidiary’s several capital increases.  This reserve can be used as provided for in Article 200 of the Brazilian Corporation Law.

(e)               Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(f)                Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Brazilian Corporation Law, is appropriated as follows:

(i)       5% to a legal reserve;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend.

Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(f.1)     Profit or loss and dividends proposed

		2015

Net income for the year of Company's shareholders		3,140,311
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment		28,202
Prescribed dividends		479
		3,168,992
Legal reserves distribution		(158,450)
		3,010,542
Destinations:
Proposed dividends	(i)	(1,000,000)
Portion allocated to unrealized profit reserves	(ii)	(2,010,542)
		(3,010,542)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income	(iii)	(752,636)
Additional proposed dividends	(iv)	(247,364)
Total dividends		(1,000,000)

(i)       Unit dividend of R$1.25671835741 for common and class “A” preferred shares, and R$0.60624979930  for class “B” preferred shares.

(ii)     The retained earnings reserve was accrued based on capital budget pursuant to Article 196 of Federal Law 6,404/76, for use in future investments. This budget will be submitted for approval by shareholders assembled in a Shareholders’ Meeting.

(iii)    Recorded in current liabilities.

(iv)    Recorded in shareholders’ equity, under the item “proposed additional dividend”.

(f.2)     Dividend payment

The Annual Shareholders’ Meeting held on April 9, 2015 approved the declaration of dividends in the amount of R$ 482,593, the payment of which started to be paid on April 23, 2015, of which R$ 273,796 was paid to holders of common shares and R$ 208,437 and R$ 360 to holders of class “A” and class “B” preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(g)               Other comprehensive income – Equity

	Attributed to shareholders' interest
				Defined			Foreign
	Additional	Deemed		benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of		plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E		Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)		(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total
As of December 31, 2012	299,305	20,207		(11,816)			37,158	(7,443)	337,411	14,860	352,271

Additional indexation
Realization by depreciation or write-off assets	(41,268)								(41,268)		(41,268)
Income tax and social contribution	14,032								14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,465)							(1,465)		(1,465)
Income tax and social contribution		498							498		498

Foreign sales hedge
Exchange rate					(2,303,540)				(2,303,540)		(2,303,540)
Income tax and social contribution					783,204				783,204		783,204

Fair value of Cash flow hedge
Change in fair value						(83,413)			(83,413)	(2,380)	(85,793)
Transfer to result						(41,727)			(41,727)		(41,727)
Income tax and social contribution						40,120			40,120		40,120

Actuarial gain with post-employment benefits, net of taxes				169					169		169

Write-off gain on interest in subsidiary								(1,961)	(1,961)		(1,961)

Foreign currency translation adjustment							205,249		205,249	16,021	221,270

On December 31, 2013	272,069	19,240		(11,647)	(1,520,336)	(85,020)	242,407	(9,404)	(1,092,691)	28,501	(1,064,190)

Additional indexation
Realization by depreciation or write-off assets	(41,268)								(41,268)		(41,268)
Income tax and social contribution	14,030								14,030		14,030

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,464)							(1,464)		(1,464)
Income tax and social contribution		499							499		499

Foreign sales hedge
Exchange rate					(2,611,655)				(2,611,655)	(164,197)	(2,775,852)
Income tax and social contribution					868,259				868,259	49,259	917,518

Fair value of Cash flow hedge
Change in fair value						(332,695)			(332,695)	(46,477)	(379,172)
Transfer to result						26,472			26,472		26,472
Income tax and social contribution						101,576			101,576	14,956	116,532

Foreign currency translation adjustment							144,880		144,880	2,573	147,453

On December 31, 2014	244,831	18,275		(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)	(115,385)	(3,039,442)

Additional indexation
Realization by depreciation or write-off assets	(41,268)								(41,268)		(41,268)
Income tax and social contribution	14,032								14,032		14,032
			0
Deemed cost of jointly-controlled investment			0
Realization by depreciation or write-off assets		(1,462)							(1,462)		(1,462)
Income tax and social contribution		496							496		496

Foreign sales hedge
Exchange rate					(9,629,237)				(9,629,237)	(397,386)	(10,026,623)
Income tax and social contribution					3,225,996				3,225,996	119,129	3,345,125

Fair value of Cash flow hedge
Change in fair value						(589,683)			(589,683)	(24,790)	(614,473)
Transfer to result						(72,518)			(72,518)		(72,518)
Income tax and social contribution						221,277			221,277	7,138	228,415

Fair value of cash flow hedge from jointly-controlled						2,295			2,295		2,295

Actuarial loss with post-employment benefits, net of taxes				(849)					(849)		(849)

Foreign currency translation adjustment							709,722		709,722	(65,414)	644,308

On December 31, 2015	217,595	17,309		(12,496)	(9,666,973)	(728,296)	1,097,009	(9,404)	(9,085,256)	(476,708)	(9,561,964)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

25                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 24 (e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class “A” preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 24(f) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
		2015	2014	2013

Profit for the year attributed to Company's shareholders
of continued operations		3,140,311	864,064	509,697

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,409	208,437	208,437
Preferred shares class "B"		360	360	360
		208,769	208,797	208,797

Distribution of 6% of unit value of common shares		273,824	273,796	273,796

Distribution of plus income, by class:
Common shares		1,509,089	216,587	15,389
Preferred shares class "A"		1,148,629	164,884	11,715
		2,657,718	381,471	27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		1,782,913	490,383	289,185
Preferred shares class "A"		1,357,038	373,321	220,152
Preferred shares class "B"		360	360	360
		3,140,311	864,064	509,697

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A"	(i)	343,783,562	343,848,120	343,848,120
Preferred shares class "B"		593,618	593,818	593,818
		796,045,832	796,110,590	796,110,590

Profit (loss) per share (in R$)
Common shares		3.9474	1.0857	0.6403
Preferred shares class "A"		3.9474	1.0857	0.6403
Preferred shares class "B"		0.6065	0.6062	0.6062

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(i)         Calculation of weighted average of outstanding shares at the beginning of the fiscal year, adjusted by the number of shares repurchased during fiscal year 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	24(b)	(80,000)	(64,658)
Conversion of preferred shares class "B" to "A"		100	100

Balance at December 31, 2015		343,768,220	343,783,562

26                Net sales revenues

	Note	2015	2014	2013

Sales revenue
Domestic market		31,240,509	32,964,432	30,236,855
Foreign market		22,884,718	20,117,322	17,532,783
		54,125,227	53,081,754	47,769,638
Sales deductions
Taxes		(6,520,894)	(6,657,794)	(6,414,524)
Customers rebates	20(a)	(29,529)	(59,818)	(57,236)
Sales returns		(291,808)	(332,753)	(328,388)
		(6,842,231)	(7,050,365)	(6,800,148)
Net sales revenue		47,282,996	46,031,389	40,969,490

Sales revenues represent the fair value of the amount received or receivable from the sale of products and services during the normal course of the Company’s activities.

Revenues from sales of products are recognized when (i) the amount of sales can be reliably measured and the Company does not have control over the products sold; (ii) it is probable that the Company will received the economic benefits; and (iii) all legal titles, risks and benefits of product ownership are fully transferred to the client. The Company does not make sales with continued management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)             for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client as soon as the goods are delivered at the destination established in the contract;

(ii)            for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred as soon as the products are delivered to the client’s carrier; and

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(iii)          for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers are included in cost of sales.

(a)               Net sales revenue by country

	2015	2014	2013

Brazil	24,561,857	26,077,194	23,548,870
United States	9,603,033	9,125,441	7,981,211
Argentina	1,340,037	1,264,787	1,222,729
United Kingdom	2,282,722	1,111,454	578,351
Germany	1,239,528	1,067,563	536,343
Mexico	968,018	949,423	680,054
Italy	561,457	860,765	318,357
Netherlands	622,558	713,301	1,099,945
Singapore	1,017,327	671,222	1,514,216
Switzerland	334,487	467,104	211,371
Colombia	278,358	444,040	299,287
Spain	391,173	332,148	186,354
Chile	503,748	331,744	282,231
Peru	351,166	288,051	247,427
Uruguay	327,597	263,648	243,672
Japan	905,080	236,171	190,729
Poland	199,154	206,803	221,433
Paraguay	170,867	187,208	136,393
France	268,291	174,503	117,429
Bolivia	194,903	167,729	154,473
Canada	184,788	135,164	145,378
South Korea	74,582	70,683	90,531
Venezuela	477		90,595
Other	901,788	885,243	872,111
	47,282,996	46,031,389	40,969,490

(b)               Net sales revenue by product

	2015	2014	2013

PE/PP	28,226,087	26,436,519	23,693,211
Ethylene, Propylene	2,999,090	3,274,529	2,875,381
Naphtha, condensate and crude oil	4,432,072	3,092,262	2,240,950
Benzene, toluene and xylene	2,538,993	3,084,916	2,974,235
PVC/Caustic Soda/EDC	2,780,075	2,709,491	2,548,457
ETBE/Gasoline	1,722,391	2,128,225	2,015,749
Butadiene	1,000,376	1,196,602	1,194,839
Specialty chemicals and drugs	875,985	822,790	879,801
Cumene	583,608	745,252	729,999
Solvents	431,264	620,986	527,083
Other	1,693,055	1,919,817	1,289,785
	47,282,996	46,031,389	40,969,490

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Main clients

In 2015 and 2014, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2015, the most significant revenue from a single client amounts to approximately 4% of total net revenues of the Company and refers to the basic petrochemical segment.

27                Tax incentives

(a)               Income Tax

In 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Cloro Soda, established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Cloro Soda units, all established in the city of Camaçari (BA). The third PE plant established in Camaçari and the second PVC plant established in Alagoas will have the benefit up to 2016 and 2019, respectively.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 26). In 2015, the amount was R$71,614 (R$60,033 in 2014).

28                Other operating income (expenses), net

		2015
Expense and depreciation with hibernate plants	(i)	(152,536)
Expenses from fixed assets and investment	(ii)	(174,488)
Allowance for judicial and labor claims	(iii)	(105,644)
Expenses from Ascent project		(66,566)
Allowance for enviromental damage recovery (Note 20(b))		(65,791)
Allowance health plan	(iv)	(54,166)
Other		(87,962)
		(707,153)

(i)         Includes R$54,011 arising from costs and depreciation in the period when the industrial unit located in the Petrochemical Complex of Capuava, in the city of Mauá (SP), was shut down due to the incident which took place in October 2015;

(ii)       Includes provision for loss with investment in the jointly owned subsidiary Propilsur (R$112,076 – US$26,519);

(iii)      Provisions for labor (R$63,211) and tax and other (R$42,433) claims;

(iv)     Provision for retirees’ health plan (Nota 21.2.1).

In fiscal year 2014, the main effects on this item were as follows:

Gain/Incomes  – (i) gain from the divestment of DAT – R$277,338; (ii) revenue from the recognition of credits of subsidiaries to settle the installment payment – R$98,263; and (iii) discount from the prepayment of the tax installment - R$79,636.

Expenses – (i) additional provision for the Petros Copesul - R$65,000; (ii) depreciation and maintenance of idle plants – R$119,834; (iii) adjustment of inventory and losses of raw materials – R$50,025; (iv) new contingencies included in the installment payment plan – R$71,754; and (v) provision for recovery of environmental damages – R$30,741.

In fiscal year 2013, the main effects on this item were as follows:

Gain/Incomes – (i) indemnity received under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 and (ii) revenue of R$25,063 due to the reduction in the balance of the installment of Law 11.941/09.

Expenses – depreciation and maintenance of idle plants, provision for remedying environmental damage and inventory adjustments, that sum R$203,207.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

29                Financial results

		2015	2014	2013

Financial income
Interest income		394,553	282,837	281,669
Monetary variations		142,856	74,675	24,117
Exchange rate variations		1,105,353	(46,173)	333,424
Other		58,265	43,882	133,928
		1,701,027	355,221	773,138

Financial expenses
Interest expenses		(1,688,275)	(1,272,839)	(1,121,761)
Monetary variations		(377,471)	(320,497)	(300,310)
Exchange rate variations		(1,035,035)	(38,901)	(78,510)
Monetary variations on fiscal debts		(151,700)	(221,582)	(173,864)
Tax expenses on financial operations		(51,090)	(28,614)	(32,884)
Discounts granted		(154,114)	(110,535)	(89,495)
Loans transaction costs - amortization		(64,406)	(44,824)	(6,200)
Adjustment to present value - appropriation	(i)	(517,739)	(527,703)	(592,413)
Other		(153,703)	(180,369)	(153,674)
		(4,193,533)	(2,745,864)	(2,549,111)

Total		(2,492,506)	(2,390,643)	(1,775,973)

(i)    The Company calculates the adjustment to present value whose amount has a material impact on its financial statements.

	2015	2014	2013

Interest income
Held for sale	91,119	26,012	13,416
Loans and receivables	199,008	168,259	102,623
Held-to-maturity	36,900	34,881	31,147
	327,027	229,152	147,186
Other assets not classifiable	67,526	53,685	134,483
Total	394,553	282,837	281,669

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

30                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. The breakdown of expenses by nature is presented below:

	2015	2014	2013

Classification by nature:
Raw materials other inputs	(30,739,399)	(34,579,173)	(30,515,643)
Personnel expenses	(2,537,679)	(2,215,484)	(1,953,194)
Outsourced services	(1,617,443)	(1,699,325)	(1,570,320)
Tax expenses	(13,820)	(11,822)	(9,847)
Depreciation, amortization and depletion	(2,114,929)	(2,041,048)	(2,038,366)
Freights	(1,858,777)	(1,555,125)	(1,471,853)
Other expenses, net	(1,350,977)	(364,133)	(667,123)
Total	(40,233,024)	(42,466,110)	(38,226,346)

Classification by function:
Cost of products sold	(36,902,086)	(40,057,341)	(35,820,761)
Selling and distribution	(1,122,012)	(1,155,800)	(1,000,749)
General and administrative	(1,325,342)	(1,210,124)	(1,077,934)
Research and development	(176,431)	(138,441)	(115,812)
Other operating income (expenses), net	(707,153)	95,596	(211,090)
Total	(40,233,024)	(42,466,110)	(38,226,346)

31                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments - four production segments and one distribution segment.

On December 31, 2015 and 2014, the organizational structure of Braskem was formed by the following segments:

•      Basic petrochemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE and PP.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      United States and Europe: operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

•      Chemical distribution: consists of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(b)               Results of operations by segment

									2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		24,269,768	(20,053,106)	4,216,662	(658,945)		(178,113)		3,379,604
Polyolefins		19,986,174	(15,461,151)	4,525,023	(1,224,627)		(130,722)		3,169,674
Vinyls		2,780,075	(2,415,855)	364,220	(224,857)		(27,005)		112,358
USA and Europe		8,239,913	(6,892,131)	1,347,782	(445,850)		(13,449)		888,483
Chemical distribuition		874,624	(692,653)	181,971	(123,402)		(4,961)		53,608
Total		56,150,554	(45,514,896)	10,635,658	(2,677,681)		(354,250)		7,603,727

Other segments	(i)	631,512	(637,045)	(5,533)	(94,716)		(70,062)		(170,311)
Corporate unit					(5,502)	2,219	(282,841)		(286,124)

Braskem consolidated before eliminations and reclassifications		56,782,066	(46,151,941)	10,630,125	(2,777,899)	2,219	(707,153)		7,147,292

Eliminations and reclassifications		(9,499,070)	9,249,855	(249,215)	154,114				(95,101)

Total		47,282,996	(36,902,086)	10,380,910	(2,623,785)	2,219	(707,153)		7,052,191

									2014
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		25,576,275	(23,252,820)	2,323,455	(692,662)		190,292	(ii)	1,821,085
Polyolefins		18,502,238	(15,599,615)	2,902,623	(965,737)		(53,226)		1,883,660
Vinyls		2,709,491	(2,551,464)	158,027	(205,343)		57,268		9,952
USA and Europe		7,934,281	(7,477,507)	456,774	(294,923)		(82,515)		79,336
Chemical distribuition		842,715	(700,917)	141,798	(105,242)		(28,783)		7,773
Total		55,565,000	(49,582,323)	5,982,677	(2,263,907)		83,036		3,801,806

Other segments	(i)	402,655	(284,269)	118,386	(169,976)		(4,135)		(55,725)
Corporate unit					(181,017)	3,929	16,695		(160,393)

Braskem consolidated before eliminations and reclassifications		55,967,655	(49,866,592)	6,101,063	(2,614,900)	3,929	95,596		3,585,688

Eliminations and reclassifications		(9,936,266)	9,809,251	(127,015)	110,535				(16,480)

Total		46,031,389	(40,057,341)	5,974,048	(2,504,365)	3,929	95,596		3,569,208

									2013
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		25,037,780	(22,561,151)	2,476,629	(534,896)		(67,835)		1,873,898
Polyolefins		16,944,709	(14,694,326)	2,250,383	(852,680)		(30,673)		1,367,030
Vinyls		2,581,076	(2,384,543)	196,533	(174,072)		(11,179)		11,282
USA and Europe		6,748,502	(6,419,523)	328,979	(282,880)		(37,621)		8,478
Chemical distribuition		891,734	(761,136)	130,598	(96,673)		(6,537)		27,388
Total		52,203,801	(46,820,679)	5,383,122	(1,941,201)		(153,845)		3,288,076

Other segments	(i)	130,289	(133,690)	(3,401)	(68,576)		196		(71,781)
Corporate unit					(274,213)	(3,223)	(57,441)		(334,877)

Braskem consolidated before eliminations and reclassifications		52,334,090	(46,954,369)	5,379,721	(2,283,990)	(3,223)	(211,090)		2,881,418

Eliminations and reclassifications		(11,364,600)	11,133,608	(230,992)	89,495				(141,497)

Total		40,969,490	(35,820,761)	5,148,729	(2,194,495)	(3,223)	(211,090)		2,739,921

(i)         This segment includes the results of the subsidiary Braskem Idesa.

(ii)       Includes gain from sale of DAT (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at December 31, 2015

All amounts in thousands, except as otherwise stated

(c)               Long-lived assets by segment

		2015	2014
Reporting segments
Basic petrochemicals		11,749,880	11,949,937
Polyolefins		5,379,646	5,614,133
Vinyls		2,763,299	2,871,964
USA and Europe		2,130,931	1,514,587
Chemical distribuition		73,873	70,827
Total		22,097,629	22,021,448
Other segments	(i)	14,751,938	9,815,770
Total		36,849,567	31,837,218

(i)         Includes the long-lived assets of the subsidiary Braskem Idesa.

32                Insurance coverage

Braskem, aligned with the policy approved by the Board of Directors, maintains a comprehensive risk and insurance management program. The risk assessment practices and procedures of the policy are applied consistently across the Company.

In October 2015, the All Risks insurance policies were renewed for the units in Brazil, the United States and Germany for 18 months.

Since 2012, the subsidiary Braskem Idesa has All Risks engineering insurance, which covers the construction of its industrial plant in Mexico.

The operating risks and engineering all-risks insurance policies of Braskem have maximum indemnity limits per event that are deemed sufficient to cover possible claims in view of the nature of the Company’s activities and based on the guidance of its advisers, as well estimated maximum loss (EML) studies.

The information on the all-risks policies in effect is presented below:

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	April 8, 2017	2,000	21,223
Units in United States and Germany	April 8, 2017	250	1,868
Braskem Idesa	March 31, 2016	5,161	5,161
Quantiq	April 8, 2017	78	78
Total			28,330

Additionally, the Company contracted civil liability, transportation, export credit, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

33                Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, Braskem America Finance and Braskem Holanda 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.